Filed pursuant to General
Instruction II.L. of Form F-10;
File No. 333-205869

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 6, 2015 to which it relates, as amended or supplemented (the “Prospectus”), and each document incorporated by reference into the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference into the Prospectus may be obtained on request without charge from the Vice President, Investor Relations & Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference” in this Prospectus Supplement.

PROSPECTUS SUPPLEMENT TO THE SHORT FORM

BASE SHELF PROSPECTUS DATED AUGUST 6, 2015

New Issue	May 31, 2016

U.S.$17,500,000

9.0% Convertible Unsecured Notes

Due June 1, 2021

This Prospectus Supplement is being filed with the securities regulatory authority in each of the provinces of Canada, except Québec, in order to qualify the distribution (the “Offering”) of an aggregate principal amount of U.S.$17,500,000 9.0% convertible unsecured notes of Westport Innovations Inc. (“Westport” or the “Corporation”) due June 1, 2021 (the “Notes”). The Notes are being issued to one or more purchasers, as directed by Pangaea Two Management, LP (such purchaser being referred to herein as “Cartesian”), pursuant to an investment agreement entered into on January 11, 2016, between Westport and Cartesian, and amended on March 6, 2016 (the “Investment Agreement”). See “Recent Developments”.

The Notes will bear interest at the rate of 9.0% per annum, payable in cash annually in arrears on December 31 in each year commencing December 31, 2016 and, unless earlier converted, the Note will mature on June 1, 2021 (the “Maturity Date”).

The Notes (including the accrued but unpaid interest thereon) are convertible into common shares in the capital of the Corporation (“Common Shares”), in whole or in part, at Cartesian’s option, at any time following the twelve-month anniversary of the Closing Date (as defined herein) and prior to 4:00 p.m. (Vancouver time) on the Business Day (as defined in Schedule “A” hereto) immediately preceding the Maturity Date at the Valuation Price (as defined in Schedule “A” hereto) per Common Share, subject to adjustment in certain circumstances (each a “Conversion Price”). The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing the principal amount outstanding under the Notes that Cartesian elects to convert (plus the amount of accrued but unpaid interest applicable to such principal amount being converted) by the applicable Conversion Price, provided that the aggregate of all conversions by Cartesian shall not result in the issuance of greater than 16,000,000 Common Shares (subject to adjustment in certain circumstances).

If a Conversion Event (as defined in Schedule “A” hereto) shall have occurred, then Westport shall prior to the fifth Business Day following such Conversion Event have the option to convert, as a whole or in part, up to U.S.$8,750,000 principal amount (including the accrued but unpaid interest thereon) of the Notes into Common Shares from the day that is twenty four calendar months after the Closing Date and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, at the Conversion Price, subject to adjustment in certain circumstances. The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing the principal amount outstanding under the Notes that Westport elects to convert (plus all accrued but unpaid interest on the principal amount being converted) by the applicable Conversion Price, provided that the aggregate of all conversions by the Company shall not result in the conversion of greater than U.S.$8,750,000 principal amount of the Notes.

The Notes will be our unsecured obligation and will rank equal in right of payment with our existing and future unsecured debt, and will be senior in right of payment to any future debt that is expressly subordinated to the Notes. The Notes will be effectively subordinated to any secured debt that we have incurred or may incur to the extent of the value of the assets securing such debt. See “Description of the Notes”.

The Notes will not be listed on any national securities exchange. Currently there is no public market for the Notes. Our Common Shares are listed for trading on the NASDAQ under the symbol “WPRT”, and on the Toronto Stock Exchange (the “TSX”) under the trading symbol “WPT”. The Common Shares issuable on the conversion of the Notes will be listed on NASDAQ. The TSX has conditionally approved the listing of the Common Shares issuable on the conversion of the Notes. Listing on the TSX is subject to our fulfillment of all of the listing requirements of the TSX on or before June 8, 2016. On May 27, 2016, the closing price of the Common Shares on NASDAQ and the TSX was U.S.$2.06 and $2.70, respectively.

An investment in the Notes offered by this Prospectus Supplement is speculative and involves a high degree of risk. The risk factors referred to under “Risk Factors” beginning on page S-12 in this Prospectus Supplement, in the accompanying Prospectus beginning on page 7 and in the documents incorporated by reference herein and therein, should be reviewed carefully.

The Notes offered under this Prospectus Supplement and the accompanying Prospectus are to be taken up, if at all, on a date not later than 42 days after the date of this Prospectus Supplement. See “Plan of Distribution” for additional information.

There is currently no market through which the Notes may be sold and Cartesian may not be able to resell the Notes purchased under this Prospectus Supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Cartesian should be aware that the acquisition of the Notes may have tax consequences both in the United States and in Canada. Cartesian should consult its own tax advisors prior to deciding to purchase the Notes.

The enforcement by Cartesian of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada,

S-ii

that some or all of our officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The directors of Westport, the other person listed in the table below and PricewaterhouseCoopers LLP, auditors of Fuel Systems, reside outside of Canada or are otherwise organized under the laws of a foreign jurisdiction. Each of the persons named below has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Ashoka Achuthan	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Peter Yu	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Cartesian is advised that it may not be possible for it to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus Supplement or the Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the Prospectus.

The earnings coverage ratios relating to the Notes for the twelve-month periods ending December 31, 2015 and March 31, 2016 are less than one-to-one. See “Earnings Coverage”.

The Notes and the Common Shares issuable upon conversion of the Notes are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

S-iii

PROSPECTUS SUPPLEMENT

S-iv

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the securities the Corporation is offering and adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Notes. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of qualifying the distribution of the Notes hereunder.

You should rely only on the information contained in this Prospectus Supplement and the Prospectus or incorporated by reference into the Prospectus. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

DEFINITIONS

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement contains forward-looking statements including, but not limited to the issuance of, and the terms of, the Notes, the terms of the Investment Agreement, the anticipated closing date of the Merger and the expected closing date of the Offering and the expected use of proceeds therefrom.

In addition, readers should also refer to the Prospectus, under the heading “Special Notice Regarding Forward-Looking Statements”, the AIF (as defined below), under the heading “Forward-Looking Information” and the Annual MD&A (as defined below) under the heading “Forward Looking Statements”, each of which are incorporated by reference into the Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into the Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks, including, without limitation, those risks discussed in this Prospectus Supplement, the accompanying Prospectus under the heading “Risk Factors” and in the documents incorporated by reference herein and therein.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus Supplement, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of qualifying the distribution of the Notes hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from our Vice President, Investor Relations & Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference may also be obtained by accessing the website located at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada, and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

•	our annual information form dated March 29, 2016 for the year ended December 31, 2015 (the “AIF”);

•	our audited consolidated financial statements as at December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, together with the notes thereto, and the auditors’ reports thereon;

•	our management’s discussion and analysis of financial condition and results of operations dated March 29, 2016, for the fiscal year ended December 31, 2015 (the “Annual MD&A”);

•	our interim consolidated financial statements as at March 31, 2016 and for the three month periods ended March 31, 2016 and 2015 (the “Q1 Financial Statements”);

•	our interim management’s discussion and analysis of financial condition and results of operations dated May 12, 2016, for the three months ended March 31, 2016 (the “Q1 MD&A”);

•	the unaudited pro forma condensed combined financial information of Westport and Fuel Systems Solutions, Inc. (“Fuel Systems”) as at March 31, 2016, for the three months ended March 31, 2016 and for the year ended December 31, 2015, filed on SEDAR on May 12, 2016 (the “Pro Forma Financial Information”);

•	our management information circular dated May 19, 2016 relating to the annual and special meeting of shareholders to be held on June 28, 2016 (the “Management Information Circular”);

•	our management information circular and proxy statement (the “Merger Circular”) dated February 12, 2016 relating to the special meeting of shareholders held on March 18, 2016 in respect of the merger (the “Merger”) with Fuel Systems, as supplemented by the supplement (the “Supplement”) to the management information circular and proxy statement dated March 7, 2016; and

•	our management information circular dated March 11, 2015 relating to the annual and special meeting of shareholders held on April 30, 2015.

Any document of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectuses filed by us with a securities commission or similar authority in any province of Canada subsequent to the date of this Prospectus Supplement and before withdrawal or completion of the distribution of the Notes will be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

To the extent that any document or information incorporated by reference into this Prospectus Supplement or the Prospectus is included in a report that is filed with the SEC on Form 40-F or Form 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, we have and will incorporate by reference into this Prospectus Supplement and the Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference into the Prospectus Supplement or the Prospectus will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute part of this Prospectus Supplement.

EXCHANGE RATE INFORMATION

The following table sets out, for each period indicated, the high and low rates of exchange of Canadian dollars into U.S. dollars, the average of the exchange rates during each such period and the end-of-period rate, based on the U.S.-Canada dollar noon exchange rates published by the Bank of Canada. On May 27, 2016, the noon buying rate was Cdn.$1.3003 equals U.S.$1.00.

	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2015	2014	2013
Highest rate during the period	1.4589	1.2803	1.3990	1.1643	1.0697
Lowest rate during the period	1.2962	1.1728	1.1728	1.0614	0.9839
Average rate for the period	1.3732	1.2412	1.2787	1.1045	1.0299
Rate at the end of the period	1.2971	1.2683	1.3840	1.1601	1.0636

BUSINESS OF WESTPORT

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers globally. Our strategic relationships with original equipment manufacturers provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology throughout the world where demand for clean, low emission engines exists.

For additional information on our business readers are referred to our AIF, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

RECENT DEVELOPMENTS

Cartesian Investment Agreements

On January 11, 2016, Westport entered into the Investment Agreement with Cartesian (and entered into an amending agreement to the Investment Agreement on March 6, 2016) for financing through a series of four tranches:

•	U.S.$17.5 million immediately, in consideration for a technology income streaming facility: Contingent payments to Cartesian are based on a percentage of amounts received by Westport on: (i) certain future high pressure direct injection product sales (the “HPDI Contingent Payment Amount”); and (ii) certain joint venture products (together with the HPDI Contingent Payment Amount, the “Contingent Payment Right”) in excess of agreed thresholds through 2025 but subject to certain minimum payment obligations.

•	U.S.$17.5 million aggregate principal amount of Notes. We currently expect the Offering to close on or about June 1, 2016, or such later date as may be agreed to by us and Cartesian (“Closing Date”).

•	Up to U.S.$16.3 million through the sale of assets: Westport has agreed to sell up to U.S.$16.3 million in assets to Cartesian (the “Cartesian Asset Sale”).

•	Up to U.S.$20 million in additional streaming capacity: Cartesian has committed up to an additional U.S.$20 million to Westport to support two or more product development ventures as may be agreed upon between the parties. The new streaming facilities would provide development funding for Westport in exchange for a contingent payment on products developed by the new ventures.

The Investment Agreement also provides that if, after 54 months from the date of closing of the Contingent Payment Rights, Cartesian has realized a return on its investment greater than 3.5 times the purchase price of the Contingent Payment Rights, the Notes, and the Cartesian Asset Sale ($179,655,000 or the “Threshold Amount”), Cartesian must pay to Westport 30% of all amounts received in excess of the Threshold Amount and 30% of any HPDI Contingent Payment Amount following the date on which the Threshold Amount is attained.

On April 20, 2016, Westport announced that it had sold a derivative economic interest (the “Derivative”) in its Hong Kong subsidiary, Westport (Hong Kong) Limited (“Westport HK”), to Cartesian in satisfaction of the Cartesian Asset Sale for an upfront payment of U.S.$6.3 million plus a potential future payment to be determined by Cartesian’s return on investment in respect of the Derivative. Westport HK is a wholly owned subsidiary of Westport formed to hold a 35% equity interest in a certain Chinese joint venture (the “PRC Joint Venture”) in which Westport participates. The Derivative provides Cartesian with an economic interest in the PRC Joint Venture equivalent to an 18.78% equity ownership interest, with Westport, indirectly, retaining a 16.22% economic interest in the PRC Joint Venture.

Under the terms of sale, Cartesian (i) immediately paid to Westport U.S.$6.3 million in cash as consideration for the Derivative and (ii) by the earlier of (a) the 44-month anniversary date of the Investment

Agreement or (b) the date on which Westport HK, Cartesian and their respective affiliates have sold all or substantially all of their shares representing an 18.78% interest in the PRC Joint Venture, is obligated to pay Westport an amount equal to 30% of any amounts received by Cartesian over a 3.5x return on its investment in the Derivative. In addition, Westport granted Cartesian a call option in respect of all of the outstanding shares of Westport HK that may be exercised after April 19, 2017, the first anniversary of the Cartesian Asset Sale transaction, and, prior to the exercise of the call option, certain rights with respect to the management and operation of Westport HK and the PRC Joint Venture. The call option may be exercised by Cartesian in its sole discretion for nominal consideration. Prior to the exercise of the call option, Westport retains the rights to the anticipated income and dividends from Westport HK from the PRC Joint Venture, subject (in the case of amounts received by Westport HK other than certain specified dividends) to Westport making payments to Cartesian in an amount equivalent to that which Cartesian would have received had it held a direct 18.78% interest in the PRC Joint Venture.

The payment of the Derivative and the call option are secured by a security interest in certain of Westport’s assets related to Westport HK and the PRC Joint Venture.

The terms of the sale transaction permit Westport to transfer its remaining 16.22% economic interest in the PRC Joint Venture at any time, provided that Westport HK will hold in the aggregate not less than an 18.78% direct or indirect interest in the PRC Joint Venture.

Fuel Systems Merger

On September 1, 2015, Westport entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fuel Systems, and Whitehorse Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Westport, pursuant to which Merger Sub will be merged with and into Fuel Systems. In connection with the Merger, all of the outstanding shares of common stock, par value U.S.$0.001, of Fuel Systems will be exchanged for Common Shares.

On March 6, 2016, Westport, Merger Sub and Fuel Systems entered into Amendment No. 1 to the Agreement and Plan of Merger amending certain of the terms of the Merger Agreement (the “Amendments”).

We currently expect the Merger to close by June 1, 2016. For more detailed information in respect of the Merger and the Amendments please see the Merger Circular and the Supplement which are incorporated by reference herein and are available under the Corporation’s profile on SEDAR at www.sedar.com. Readers are also referred to the Pro Forma Financial Information, and the financial information in respect of Fuel Systems set out at Schedule “B” hereto.

EARNINGS COVERAGE

Earnings Coverage Ratios Before Giving Effect to the Merger

The following table sets out the earnings coverage ratios after giving effect to the issuance of the Notes to be distributed under this Prospectus Supplement subsequent to the respective calculation periods as if the issuance of the Notes had occurred at the beginning of the respective calculation periods and the related servicing costs had been incurred during the respective calculation periods, but prior to giving effect to the Merger. The amounts do not include any additional earnings that may be derived from the use of the net proceeds of the Offering.

(U.S.$ thousands, except Earnings Coverage Ratio)	For the 12 months ended December 31, 2015	For the 12 months ended March 31, 2016
Interest Expense (Denominator for Earnings Coverage Ratio)(1) (including Cartesian financing based on U.S.$17.5 million at 9.0%)	7,100	7,900
Net loss before deducting interest and income taxes (Numerator for Earnings Coverage Ratio)	92,100	98,100
Earnings Coverage Ratio(2)(3)	—	—

Notes:

(1)	Includes a full 12 months of interest expense calculated on the value of the Notes incurred subsequent to the end of the calculation period as if the Notes were incurred at the beginning of the calculation period but gives no credit to income derived from the associated use of proceeds. Interest expense included in the calculation is for long-term debt.
(2)	The earnings coverage ratio is less than 1:1. To achieve an earnings coverage ratio of one-to-one, we require an increase in earnings of approximately U.S.$99.2 million for the twelve month period ended December 31, 2015 and approximately U.S.$106 million for the twelve month period ended March 31, 2016.
(3)	Under U.S. GAAP, a portion of the Notes will be classified as a liability and a portion as equity (related to the conversion feature), with the related accretion added to interest expense as incurred over the term of such Notes to increase the carrying value of the liability portion to the principal amount of the Notes. The valuation of the Notes has not been calculated to determine this bifurcation, and as such, the interest expense includes only the interest expense on the Notes. We do not believe the impact to the earnings coverage ratio is significant as the ratio would still be less than 1.

Westport’s borrowing cost requirements, after giving effect to the issue of the Notes, amounted to approximately U.S.$7.1 million for the 12 months ended December 31, 2015 and approximately U.S.$7.9 million for the 12 months ended March 31, 2016. Westport’s loss attributable to owners of the parent before borrowing costs and income tax for the 12 month periods ended December 31, 2015 and March 31, 21016 was approximately U.S.$92.1 million and U.S.$98.1 million, respectively, which is approximately 13 times and 12.4 times Westport’s borrowing cost requirements for the respective period.

Earnings Coverage Ratios After Giving Effect to the Merger

The following table sets out the pro forma earnings coverage ratios after giving pro forma effect to: (i) the issuance of the Notes to be distributed under this Prospectus Supplement subsequent to the respective calculation periods as if the issuance of the Notes had occurred at the beginning of the respective calculation periods and the related servicing costs had been incurred during the respective calculation periods, and (ii) the Merger. The pro forma amounts do not include any additional earnings that may be derived from the use of the net proceeds of the Offering.

(U.S.$ thousands, except Earnings Coverage Ratio)	Pro forma for the 12 months ended December 31, 2015	Pro forma for the 12 months ended March 31, 2016
Interest Expense (Denominator for Earnings Coverage Ratio)(1) (including Cartesian financing based on U.S.$17.5 million at 9.0%)	7,100	7,900
Net pro forma loss after giving pro forma effect to the issue of the Notes and the closing of the Merger before deducting interest and income taxes (Numerator for Earnings Coverage Ratio)	119,000	121,400
Earnings Coverage Ratio(2)(3)	—	—

Notes:

(1)	Includes a full 12 months of pro forma interest expense calculated on the value of the Notes incurred subsequent to the end of the calculation period as if the Notes were incurred at the beginning of the calculation period but gives no credit to income derived from the associated use of proceeds. Interest expense included in the calculation is for long-term debt.
(2)	The earnings coverage ratio is less than 1:1. To achieve an earnings coverage ratio of one-to-one, we require an increase in earnings of approximately U.S.$126.1 million for the twelve month period ended December 31, 2015 and approximately U.S.$120.8 million for the twelve month period ended March 31, 2016.
(3)	Under U.S. GAAP, a portion of the Notes will be classified as a liability and a portion as equity (related to the conversion feature), with the related accretion added to interest expense as incurred over the term of such Notes to increase the carrying value of the liability portion to the principal amount of the Notes. The valuation of the Notes has not been calculated to determine this bifurcation, and as such, the interest expense includes only the interest expense on the Notes. We do not believe the impact to the earnings coverage ratio is significant as the ratio would still be less than 1.

Westport’s borrowing cost requirements, after giving pro forma effect to the issue of the Notes and the closing of the Merger, amounted to approximately U.S.$7.1 million for the 12 months ended December 31, 2015 and approximately U.S.$7.9 million for the 12 months ended March 31, 2016. Westport’s pro forma loss attributable to owners of the parent before borrowing costs and income tax for the 12 month periods ended December 31, 2015 and March 31, 21016 was approximately U.S.$119.0 million and U.S.$121.4 million, respectively, which is approximately 16.8 times and 15.4 times Westport’s borrowing cost requirements for the respective period.

DESCRIPTION OF OTHER INDEBTEDNESS

On September 23, 2011, we issued $36 million principal amount of debentures (the “Initial Debentures”) in order to replace previously issued debentures that matured in July 2011. The Initial Debentures are governed by the terms of an indenture (as amended, the “Debenture Indenture”), are unsecured and subordinated to senior indebtedness, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term of the Initial Debentures.

On June 27, 2014, we extended the maturity date of the Initial Debentures from September 22, 2014 to September 15, 2017 and issued an additional $19 million in debentures (together with the Initial Debentures, the “Existing Debentures”), on the same terms as the Initial Debentures. The maturity date of the Initial Debentures was extended by an extraordinary resolution of the holders of the Initial Debentures authorizing the execution of a supplemental indenture (the “First Supplemental Indenture”) to the Debenture Indenture.

On June 12, 2015, the holders of the Existing Debentures passed an extraordinary resolution authorizing the execution of a second supplemental indenture (the “Second Supplemental Indenture”) to the Debenture Indenture, amending the Debenture Indenture to allow us to incur additional unsecured indebtedness for borrowed money ranking pari passu with the Existing Debentures, provided that the proceeds of such indebtedness are used to, among other things and subject to certain conditions, redeem the Existing Debentures. The issuance of the Notes pursuant to the Offering does not require us to redeem the Existing Debentures.

The Debenture Indenture, the First Supplemental Indenture and the Second Supplemental Indenture have each been filed on SEDAR at www.sedar.com. The Existing Debentures are not listed on any stock exchange.

In addition to the Existing Debentures described above, we have additional debt of U.S.$24.3 million, mostly held in our European subsidiaries. These loans bear interest at 3 or 6 month Euribor plus a fixed percentage ranging from 1% to 3.5%.

DESCRIPTION OF THE NOTES

The Notes will bear interest at the rate of 9.0% per annum, payable in cash annually in arrears on December 31 in each year commencing December 31, 2016 and, unless earlier converted, the Note will mature on June 1, 2021.

The Notes (including the accrued but unpaid interest thereon) are convertible into Common Shares, in whole or in part, at Cartesian’s option, at any time following the twelve-month anniversary of the Closing Date and prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date at the Valuation Price per Common Share, subject to adjustment in certain circumstances. The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing the principal amount outstanding under the Notes that Cartesian elects to convert (plus the amount of accrued but unpaid interest applicable to such principal amount being converted) by the applicable Conversion Price, provided that the aggregate of all conversions by Cartesian shall not result in the issuance of greater than 16,000,000 Common Shares (subject to adjustment in certain circumstances).

If a Conversion Event shall have occurred, then Westport shall prior to the fifth Business Day following such Conversion Event have the option to convert, as a whole or in part, up to U.S.$8,750,000 principal amount (including the accrued but unpaid interest thereon) of the Notes into Common Shares from the day that is twenty four calendar months after the Closing Date and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, at the Conversion Price, subject to adjustment in certain circumstances. The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing the principal amount outstanding under the Notes that Westport elects to convert (plus all accrued but unpaid interest on the principal amount being converted) by the applicable Conversion Price, provided that the aggregate of all conversions by the Company shall not result in the conversion of greater than U.S.$8,750,000 principal amount of the Notes.

The Notes will be our unsecured obligation and will rank equal in right of payment with our existing and future unsecured debt, and will be senior in right of payment to any future debt that is expressly subordinated to the Notes. The Notes will be effectively subordinated to any secured debt that we have incurred or may incur to the extent of the assets securing such debt.

For additional details regarding the terms of the Notes, see Schedule “A”.

USE OF PROCEEDS

We expect the net proceeds to us from the sale of the Notes will be approximately U.S.$17,000,000, after deducting estimated expenses of the Offering. We expect to use the net proceeds from this Offering for general corporate purposes, including but not limited to, advanced technology license and joint commercialization programs to support next generation natural gas vehicles, working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, and supply chain development.

We will have significant discretion in the use of any net proceeds and such proceeds may be used differently than estimated above. We may invest the net proceeds temporarily in compliance with our Investment Policy approved by our Chief Financial Officer until we use them for their stated purpose. The ultimate use of any remaining proceeds of the Offering will depend on the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. We have incurred substantial losses since our inception in 1995 and continue to incur losses and experience negative cash flows. We cannot predict the future amount of such negative operating cash flows, nor can we predict whether we will be able to generate positive operating cash flows in the future. We may, therefore, use all or a portion of the net proceeds of the Offering to fund negative operating cash flows to the extent we are required or believe it is in our interest to do so. We likewise cannot guarantee that we will be successful in achieving product commercialization in respect of the products referred to in the documents incorporated by reference herein. See “Risk Factors – Risks Related to Our Business – We have incurred and continue to incur losses” in the Prospectus.

PLAN OF DISTRIBUTION

The Corporation is proposing to issue U.S.$17,500,000 aggregate principal amount 9.0% convertible unsecured notes due June 1, 2021 to Cartesian. It is expected that the closing date of the Offering will be on or about June 1, 2016, or such later date as may be agreed to by us and Cartesian.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus Supplement or the Prospectus, and no underwriter will be involved in the Offering. Rothschild Inc. (“Rothschild”), has acted as our financial advisor in connection with the Investment Agreement, of which this Offering forms a part. Rothschild is not acting as an underwriter in connection with the Offering.

We estimate expenses payable by us in connection with this Offering will be approximately U.S.$500,000, including fees payable to Rothschild pursuant to its role as financial advisor in connection with the Investment Agreement.

The Notes will not be listed on any securities exchange or included in any quotation system. Our outstanding Common Shares are listed for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The Common Shares issuable on the conversion of the Notes will be listed on NASDAQ. The TSX has conditionally approved the listing of the Common Shares issuable on the conversion of the Notes. Listing on the TSX is subject to our fulfillment of all of the listing requirements of the TSX on or before June 8, 2016.

PRIOR SALES

The following description of securities issuances, together with the information contained under the heading “Prior Sales” in the Prospectus, contains information with respect to all issuances of our securities during the twelve-month period prior to the date of this Prospectus Supplement.

Common Shares

We have issued the following Common Shares during the periods indicated:

Date	Price per Common Share(1)(2) (Cdn.$)	Number of Common Shares(3)
2015
August	N/A	—
September	$4.13 - $4.65	14,572
October	$4.28	1,007
November	$3.38 - $4.81	135,487
December	$2.48 - 3.46	46,562

2016
January	$2.12 - 3.08	19,226
February	$2.33 - 2.64	13,108
March	$2.62 - $3.92	75,209
April	$3.26 - $3.29	14,157
May (1 – 30)	$2.60 - $3.21	42,675

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which our Common Shares were issued during the relevant period.
(2)	Common Shares issued upon exercise of restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the issuance date.
(3)	All Common Shares were issued upon exercise of RSUs under the Westport Omnibus Plan (as defined in the Management Information Circular).

Share-based Awards

We have, during the periods indicated, granted the following PSUs and RSUs pursuant to the Westport Omnibus Plan:

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
September 3, 2015	78,988	(1)	4.74
September 3, 2015	35,000	(2)	4.74
November 12, 2015	99,010	(1)	3.91

Notes:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on NASDAQ under the trading symbol “WPRT” and on the TSX under the trading symbol “WPT”. The following table, together with the information contained under the heading “Market For Securities” in the Prospectus, sets forth the market price ranges, the closing price on the last day of trading and the aggregate volume of trading of the Common Shares on NASDAQ and the TSX for the twelve-month period prior to the date of this Prospectus Supplement.

	NASDAQ Global Select Market				Toronto Stock Exchange
	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)	High ($)	Low ($)	Close ($)	Volume (Shares)
Period
2015
August	4.00	3.00	3.54	6,046,300	5.14	3.98	4.63	680,100
September	3.67	2.47	2.49	7,004,800	4.85	3.29	3.32	453,000
October	4.01	2.42	3.10	6,954,000	5.18	3.23	4.07	598,400
November	3.64	2.42	2.46	6,562,900	4.81	3.17	3.17	707,400
December	2.66	1.70	2.01	9,821,100	3.66	2.34	2.78	985,400

2016
January	2.32	1.30	1.92	12,076,400	3.30	1.79	2.70	1,024,800
February	2.00	1.51	1.87	4,588,800	2.77	2.11	2.52	287,300
March	3.09	1.88	2.61	8,770,614	3.99	2.52	3.38	761,673
April	2.69	2.10	2.46	4,653,476	3.38	2.69	3.08	439,593
May (1 – 27)	2.63	1.81	2.06	4,146,291	3.34	2.35	2.70	451,787

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2016 on an actual basis and on an as adjusted basis to give effect to the issue of the Notes. This table should be read in conjunction with the Q1 Financial Statements, including the notes thereto and the Q1 MD&A, which have been incorporated by reference into this Prospectus Supplement.

	As at March 31, 2016
	Actual			As Adjusted(2)
	(expressed in thousands of U.S. dollars, except for shares outstanding)
Cash, cash equivalents and short-term investments		$24,621		$41,621
Debt:
Notes payable
9.0% unsecured subordinated debentures(1)		$41,108		$41,108
9.0% convertible unsecured notes due 2021	$	Nil		$17,000	(3)
Other Debt: Euribor plus 3.5%		$24,275		$24,275
Shareholders’ equity:
Common Shares		$937,864		$937,864
		(64,488,362 Common Shares	)	(64,488,362 Common Shares	)
Preferred Shares		Nil		Nil

Notes:

(1)	See “Description of Other Indebtedness”.

(2)	As Adjusted reflects the net proceeds of the Offering after deduction of the estimated expenses of the Offering and assumes no Common Shares will be issued on conversion of the Notes.
(3)	We estimate expenses payable by us in connection with this Offering will be approximately U.S.$500,000.

RISK FACTORS

An investment in the Notes is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the Prospectus, you should carefully consider the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 6 of the accompanying Prospectus.

Risk Factors Relating to the Offering

The Notes will not be secured by any of our assets and will be effectively subordinated to any secured indebtedness to the extent of the value of the collateral securing such indebtedness. We do not expect to have any secured debt outstanding at the time of issuance of the Notes. However, the Notes do not prohibit us from incurring certain secured indebtedness or from pledging any of our assets as collateral for any of our other existing indebtedness. In such a case, we will not be able to use those assets to make payments under the Notes until we have paid the holders of the secured debt in full. As a result, in the event of our bankruptcy, liquidation, dissolution or reorganization, or of a similar proceeding, any assets that we pledge as collateral for any of our other obligations will not be available to pay our obligations under the Notes until we have paid our other secured obligations in full. Moreover, the Notes are our obligation exclusively and are not guaranteed by any of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the Notes or to make any funds available for that purpose.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt because of factors beyond our control. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive, if at all. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Despite our current consolidated debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we may be able to incur substantial additional debt in the future, including secured debt. We will not be restricted under the terms of the Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Notes but that could diminish our ability to make payments on the Notes.

We may not have the ability to raise the funds necessary to pay interest on the Notes.

The Notes bear interest annually at a rate of 9.0% per annum. Our ability to repurchase the Notes may be limited by law or regulatory authority. Any of the cash payments described above could be significant, and we may not have enough available cash or be able to obtain financing so that we can make such payments when due. If we fail to pay interest on the Notes we will be in default under the Notes.

Upon conversion of the Notes, you may receive less valuable consideration than expected because the value of our Common Shares may decline after you exercise your conversion right but before we settle our conversion obligation.

A converting holder will be exposed to fluctuations in the trading price of our Common Shares during the period from the date the holder elects to convert the Notes until the date we settle our conversion obligation. The amount of consideration that you will receive upon conversion of the Notes will be determined by reference to the Conversion Price. Accordingly, if the trading price of our Common Shares decreases during this period, or after this period and until we deliver the consideration due upon conversion, the amount or value of consideration you receive will be adversely affected.

We cannot assure you that an active trading market will develop for the Notes.

Prior to this Offering, there has been no trading market for the Notes, and we do not intend to apply for listing of the Notes on any securities exchange or to arrange for its quotation on any automated dealer quotation system. In addition, the liquidity of the trading market in the Notes, and the trading price of the Notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the Notes. If an active trading market does not develop or is not maintained, the trading price and the liquidity of the Notes may be adversely affected. In that case, you may not be able to sell your Notes at a particular time, or you may not be able to sell your Notes at a favorable price.

Our management will have broad discretion over the use of the proceeds to us from this Offering and might not apply the proceeds of this Offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this Offering and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this Offering in ways that increase the value of your investment. Although we expect to use the net proceeds from this Offering as described in this Prospectus Supplement under “Use of Proceeds”, our management will retain significant discretion with respect to the use of proceeds. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the Note, even though you do not receive a corresponding cash distribution.

The conversion rate of the Notes is subject to adjustment in certain circumstances. If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, you may be deemed to have received a dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you.

Risk Factors Relating to Ownership of our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, the price of our Common Shares has historically been strongly correlated with the differential between the prices of natural gas, diesel fuel and crude oil. The prices of such commodities have been subject to significant volatility. As of May 30, 2016, the 52-week trading price of our Common Shares on NASDAQ and the TSX ranged from a low of U.S.$1.30 to a high of U.S.$5.95, and a low of $1.79 to a high of $7.36, respectively.

Litigation, including litigation due to Common Share price volatility, the Merger, or other factors, could cause us to incur substantial costs and divert our management’s time and attention.

From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares, or the Merger. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment corporation, or PFIC, for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination (after the close of each taxable year) as to whether we are a PFIC based on the types of income we earn and the types and market value of our assets and our cash spending schedules from time to time, all of which are subject to change (including as a result of this Offering). Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the fair market values of the assets determined at the end of each quarter in such taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus Supplement or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus Supplement based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus Supplement. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus Supplement to enforce liabilities based solely upon U.S. federal or state securities laws.

If securities analysts stop publishing research or reports about us or our business or if they downgrade our Common Shares, the market price of our Common Shares could decline.

The market for our Common Shares relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If any analyst who covers us downgrades our shares or lowers its future share price targets or estimates of our operating results, our share price could decline rapidly. Furthermore, if any analyst ceases to cover our company, we could lose visibility in the market, which in turn could cause the market price of our Common Shares to decline.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Notes distributed under this Prospectus Supplement and the Common Shares issuable upon conversion of such Notes will be reviewed on our behalf by Bennett Jones LLP and Willkie Farr & Gallagher LLP.

As at the date hereof, the partners and associates of Bennett Jones LLP and Willkie Farr & Gallagher LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, PO Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Our financial statements as at December 31, 2015 and for the years ended December 31, 2015 and 2013, incorporated by reference into the Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 29, 2016, and are incorporated into the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Our financial statements as at December 31, 2014 and for the year ended December 31, 2014, incorporated by reference into the Prospectus have been audited by Deloitte LLP, independent auditors, as indicated in their report dated March 9, 2015 (October 15, 2015 as to Note 23) relating to the 2014 consolidated financial statements (before the effects of the retrospective adjustments to the consolidated financial statements and financial statement disclosures) and which are incorporated into the Prospectus. Such financial statements are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP has advised the Corporation that they were independent with respect to the Corporation at the date of their report within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Fuel Systems financial statements as at December 31, 2015 and for the three years in the period ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2015 attached as Schedule “B” in this Prospectus Supplement have been so included in reliance on the report dated March 14, 2016 (which contains an explanatory paragraph relating to the company’s significant transactions with related parties as discussed in Note 17 to the financial statements and the company’s change in the manner in which deferred tax assets and liabilities, along with any related valuation allowance, are classified on the balance sheet as discussed in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm within the meaning of the Public Company Accounting Oversight Board (United States) and any applicable legislation or regulations, given on the authority of said firm as experts in auditing and accounting.

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relates.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible security is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

SCHEDULE “A”

FORM OF CONVERTIBLE NOTE

CONVERTIBLE PROMISSORY NOTE

$[●] UNITED STATES DOLLARS (the “Principal Amount”)	June [●], 2016
Vancouver, British Columbia

FOR VALUE RECEIVED, WESTPORT INNOVATIONS INC., a corporation incorporated under the laws of the Province of Alberta (the “Company”), promises to pay to the order of [●] (the “Lender”), or its registered assigns, in accordance with Section 18, (as applicable, the “Holder”), the Principal Amount, together with interest thereon from the date hereof until paid in full. All references to dollars or “$” shall mean United States Dollars, unless specifically stated otherwise. The Company, the Lender and the Holder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

This Convertible Note is issued pursuant to the Investment Agreement (the “Investment Agreement”) dated as of January 11, 2016 by and among the Lender and the Company.

The following is a statement of the rights of the Holder and the conditions to which this Convertible Note is subject, and to which the Holder hereof, by the acceptance of this Convertible Note, agrees:

1.	Definitions. Capitalized terms defined in the Investment Agreement and used herein without definition have the same meaning herein as in the Investment Agreement provided that, if the Investment Agreement is terminated, such definitions shall be incorporated herein as set forth in the Investment Agreement as of the date hereof.

In addition, as used in this Convertible Note, the following capitalized terms have the following meanings:

(a)	“Affiliate” has the meaning attributed thereto under the Business Corporations Act (Alberta).

(b)	“Applicable Securities Legislation” means applicable securities Laws in each of the Provinces of Canada.

(c)	“Business Day” means any day other than a Saturday, Sunday or any other day that banks in Calgary, Alberta and Vancouver, British Columbia are not generally open for business.

(d)	“Confidential Information” has the meaning attributable thereto in Section 14(b).

(e)	“Conversion Event” means the date that: (i) the Common Shares trade at a price equal to or greater than 200% of the Valuation Price for 20 out of any 30 consecutive trading days on either the TSX or NASDAQ; and (ii) the daily trading volume in United States dollars of the Common Shares on either the TSX or NASDAQ on such dates averages more than $3,000,000.

(f)	“Conversion Price” has the meaning attributable thereto in Section 9(a) and 9(b), as applicable.

(g)	“Convertible Note” means this convertible promissory note.

(h)	“Convertible Note Liabilities” has the meaning attributable thereto in Section 13(a).

(i)	“Date of Original Issue” means June [●], 2016, the date of issuance of the Convertible Note by the Company under the Investment Agreement.

(j)	“Debenture” means the debentures outstanding as of the Date of Original Issue pursuant to the Indenture and any debenture issued in substitution, or repayment or refinancing thereof.

(k)	“Debt” means indebtedness of the Company for borrowed money, including obligations under bankers’ acceptances, commercial paper, bonds and debentures.

(l)	“Default Interest Rate” means the lesser of 11% or the maximum rate allowed by applicable Laws.

(m)	“Event of Default” has the meaning attributed thereto in Section 6.

(n)	“Existing Debentures” means any and all debentures outstanding from time to time under the Debenture Indenture dated September 22, 2011 between the Company and Computershare Trust Company of Canada, as amended by that certain First Supplemental Indenture dated June 26, 2014 and by that certain Second Supplemental Indenture dated June 12, 2015.

(o)	“Indenture” means the Debenture Indenture between the Company and Computershare Trust Company of Canada dated September 22, 2011, as amended by First Supplemental Indenture dated June 26, 2014 and by Second Supplemental Indenture dated June 12, 2015, and as the same may be amended, supplemented or restated from time to time.

(p)	“Ineligible Consideration” means any security or property other than a share of the capital stock of the Company that would be a “prescribed security” for purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as that provision read immediately prior to its repeal.

(q)	“Maturity Date” has the meaning attributed thereto in Section 2.

(r)	“Merger” means the previously announced merger between the Company and Fuel Systems Solutions, Inc. to be completed pursuant to the terms of an Agreement and Plan of Merger between Fuel Systems Solutions, Inc., Whitehorse Merger Sub Inc. and the Company dated September 1, 2015.

(s)	“Minimum Threshold” means Common Shares (or Common Shares issuable in respect of the conversion of this Convertible Note) representing either (x) five (5%) of the Company’s outstanding Common Shares, which shall be calculated by including in the numerator of such calculation: (i) the number of Common Shares which the Holder or any permitted assignee of the Holder holds; plus (ii) the number of Common Shares into which this Convertible Note may be converted, and by including in the denominator of such calculation the number of shares in (i) and (ii) above plus all issued and outstanding Common Shares or (y) at least seventy-five percent (75%) of the original number of Common Shares issuable in respect of the conversion of this Convertible Note, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which this Convertible Note may be converted as Common Shares held by the Holder. Upon consummation of the Merger, the definition of “Minimum Threshold” shall mean Common Shares (or Common Shares into which this Convertible Note may be converted) representing at least eighty percent (80%) of the original number of Note Shares, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which this Convertible Note may be converted as Common Shares held by the Holder.

(t)	“Obligations” means the principal, interest and all other amounts, in any form and at any time, arising or owing under this Convertible Note.

(u)	“Officer’s Certificate” means a certificate of the Company signed by any one authorized officer or director of the Company in his or her capacity as an officer or director of the Company, and not in his or her personal capacity.

(v)	“Restructuring Event” has the meaning attributable thereto in Section 13(b).

(w)	“Senior Security” means all mortgages, liens, pledges, charges (whether fixed or floating), or security interests held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness.

(x)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta).

(y)	“Successor Debentures” shall mean any successor or replacement indebtedness to the Existing Debentures, provided that: (i) any such replacement indebtedness shall be limited in principal amount to the principal amount plus the amount of any accrued interest outstanding with respect to the Existing Debentures as at the date of such replacement and applicable fees to finance the replacement, (ii) the terms and conditions shall not be more favorable to the lender than the Existing Debentures, and (iii) such replacement indebtedness shall not have a maturity date on or before the maturity date of Convertible Note, if any. For greater certainty, if the Holder together with its Affiliates shall hold less than the Minimum Threshold the provisions in (i), (ii) and (iii) above shall not apply.

(a)	“Valuation Price” means $2.17.

2.	Interest and Maturity.

(a)	All unpaid principal, together with any accrued but unpaid interest and all other amounts of any kind arising at any time and payable hereunder, shall be due and payable on the date that is five years plus one day from the Date of Original Issue (the “Maturity Date”). Interest on this Convertible Note shall be payable in arrears annually, on December 31. The first payment of interest shall be on December 31, 2016, and shall be calculated from the Date of Original Issue to December 31, 2016.

(b)	Prior to the Maturity Date, interest on this Convertible Note shall be payable at a rate equal to 9.0% per annum, compounding annually, computed on the basis of the actual number of days elapsed and a year consisting of 365 or 366 days, as applicable, payable up to and including December 31 in each year other than 2021 in which case interest shall be calculated and payable on the Maturity Date. Interest shall be calculated based on the weighted average principal outstanding for such period.

(c)	Interest shall be payable in cash in same day funds on the date such interest is due pursuant to Section 2(a), including the Maturity Date, or if this Convertible Note is not paid in full on the Maturity Date, the date thereafter when this Convertible Note is paid in full.

3.	Interest Adjustment. In the event that a court of competent jurisdiction determines that any provision of this Convertible Note obligates the Company to make any payment of interest, or other amount payable to the Holder, in an amount, or calculated at a rate, which would be prohibited by applicable Laws or would result in receipt by the Holder of interest at a rate in excess of the maximum rate permissible under such Laws then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted, with retroactive effect, to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in receipt by the Holder of interest at a rate in excess of the maximum rate permissible. Each interest rate which is calculated under this Convertible Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

4.	Prepayment and Effect on Conversion Rights. Subject to Section 9, the Company shall have no right to prepay this Convertible Note, or any interest or fees accruing or incurred with respect to this Convertible Note, without the prior written consent of the Holder.

5.	Collateral. This Convertible Note is an unsecured obligation of the Company.

6.	Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Convertible Note:

(a)	a failure for 10 days to pay interest on this Convertible Note when due;

(b)	a failure to pay principal or premium, if any, on this Convertible Note when due whether at maturity or otherwise;

(c)	except for a failure to pay any Obligation when due, a default in the observance or performance of any covenant or condition of this Convertible Note by the Company which if remediable remains unremedied for a period of 20 days after notice in writing has been given by the Holder to the Company specifying such default and requiring the Company to remedy such default;

(d)	if a decree or order of a court having jurisdiction is entered adjudging the Company or a material Subsidiary thereof a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Company or a material Subsidiary thereof, or appointing a receiver of, or of any substantial part of, the property of the Company or a material Subsidiary thereof or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e)	if the Company or a material Subsidiary thereof institutes proceedings to be adjudicated a bankrupt or insolvent or seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Company or a material Subsidiary thereof or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f)	if a resolution is passed for the winding-up or liquidation of the Company or a material Subsidiary thereof, other than pursuant to an internal reorganization or other similar transaction, following which the activities of such material Subsidiary are assumed or continued by another Subsidiary of the Company which other Subsidiary is ultimately owned and controlled by the same persons in the same proportions;

(g)	if, after the date of this Convertible Note, any proceedings with respect to the Company or a material Subsidiary thereof are taken with respect to a compromise or arrangement, with respect to creditors of the Company or a material Subsidiary thereof generally, under the applicable legislation of any jurisdiction;

(h)	if an event of default has occurred and is continuing and has not been remedied or waived by the applicable Senior Creditor within 30 days or such longer period (not to exceed 120 days) as may be permitted by the Senior Creditor;

(i)	if an event of default (as defined in the Indenture) has occurred and is continuing and has not been remedied or waived by the applicable holders of Debentures within 30 days or such longer period (not to exceed 60 days) as may be permitted by the trustee or the Indenture;

(j)	for so long as [original Holder] or an Affiliate thereof, a default by the Company or its Affiliates in the observance or performance of any material covenant, condition or provision in any material contract, arrangement or agreement by and among the Lender or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand (which, for the avoidance of doubt, shall include, but not be limited to, all of the Transaction Documents); or

(k)	the failure to make the “offer to prepay” or the prepayments in respect of a Change of Control as set forth in Section 12(b) and 12(d), respectively.

7.	Rights of Holder upon Default

(a)	Upon the occurrence or existence of any Event of Default (other than an Event of Default referred to in Section 6(d) or 6(e) hereof) and at any time thereafter during the continuance of such Event of Default, the Holder may declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Section 6(d) or 6(e) hereof, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

(b)

Notwithstanding anything to the contrary contained herein, in addition to the rights of the Holder specified in subsection (a) of this Section 7, on the date an Event of Default under this Convertible Note occurs, the interest rate on this Convertible Note shall increase, from that date forward for so long as an Event of Default is continuing, to the Default Interest Rate, with such interest payable on the last

Business Day of each month in cash and compounding annually. For the avoidance of doubt, (i) following an Event of Default and until such Event of Default is cured, the interest rate payable on this Convertible Note, as increased pursuant to this Section 7(b), shall continue to accrue, and (ii) following any cure of an Event of Default, the interest rate payable on this Convertible Note shall revert to such rate indicated in Section 2, and shall continue to accrue theretofor until the later of the Maturity Date or until the obligation to repay this Convertible Note in full has been satisfied.

8.	Covenants

(a)	Affirmative Covenants. The Company covenants that, so long as this Convertible Note shall remain outstanding, the Company shall:

(i)	Preservation of Corporate Existence. Subject to the express provisions hereof, the Company will carry on and conduct its activities in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights.

(ii)	Compliance with Laws. Comply with all applicable Laws of any Governmental Entity, noncompliance with which could materially adversely affect its business or condition, financial or otherwise, on a consolidated basis, except non-compliance being contested in good faith through appropriate proceedings so long as the Company shall have set up and funded sufficient reserves, if any, required under generally accepted accounting principles with respect to such items.

(iii)	Performance under the Convertible Note and the Investment Agreement. Pay, observe or perform any other covenant, obligation, condition or agreement contained in this Convertible Note or, for so long as [original Holder] or an Affiliate thereof holds this Convertible Note, the Investment Agreement.

(iv)	Financial Statements. The Company shall deliver, or otherwise make available via SEDAR, to the Holder all information (including, without restriction, quarterly unaudited and annual audited financial statements and related management’s discussion and analysis) required to be delivered by it to its shareholders pursuant to Applicable Securities Legislation, within the time periods required thereby.

(b)	Negative Covenants. The Company covenants that prior to the payment in full in cash of all Obligations, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly take any of the following actions without the prior written consent of the Holder:

(i)	Limitation on Additional Debt. During the period in which the Holder together with its Affiliates continues to hold the Minimum Threshold:

(A)	issue or permit any Subsidiary to issue guarantees of any indebtedness of any other person;

(B)	issue or incur any indebtedness ranking senior to or pari passu with the Convertible Notes, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid); or

(C)	permit any subsidiary to issue or incur any indebtedness, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid);

provided that notwithstanding the foregoing the Company and its Subsidiaries may issue or incur indebtedness constituted of (x) Successor Debentures and (y) the unutilized portion (as measured on the date hereof) of any lines of credit or existing credit facilities, bankers acceptances, letters of credit, hedging agreements, credit cards, leases and similar indebtedness (including any such facilities or indebtedness assumed by the Company as part of the Merger) and (z) other indebtedness, which if such indebtedness is issued by the Company must rank pari passu with or junior to the Convertible Notes; and provided, further, that the total amount of the indebtedness collectively referred to in (y) and (z) above (including principal and accrued interest thereon and whether issued by the Company or any Subsidiary thereof) shall not exceed, at any point in time following its issuance or incurrence, $3,270,000. For purposes of calculating such $3,270,000 amount, in the event that any such additional incurred indebtedness is denominated in a currency other than U.S. dollars the foreign exchange rate to be used in determining such amount shall be the rate in effect as at the original date of this Agreement.

(ii)	Dividend. The Company shall not declare or pay any dividend on the Common Shares; provided, however, that if, notwithstanding this Section 8(b)(ii), the Company declares or pays a cash dividend on the Common Shares prior to repayment in full of this Convertible Note, the Company shall pay the Holder liquidated damages equal to the amount of dividends that would have been paid to the Holder assuming the Principal Amount then outstanding was converted into Common Shares in accordance with Section 9 on the day prior to the declaration of such dividend, which damages shall be paid concurrently with the payment of the applicable dividend. For purposes of clarity, it is agreed that the damages payment payable to the Holder under this clause (ii) shall constitute part of the Obligations and such payment is not a penalty but a genuine pre-estimate of damages.

(iii)	Refrain from Violating the Convertible Note and the Investment Agreement. The Company shall not, and shall cause its Subsidiaries to not, violate or breach any covenant, obligation, condition or agreement contained in this Convertible Note or, for so long as [original Holder] or an Affiliate thereof holds this Convertible Note, the Investment Agreement.

9.	Conversion

(a)	Conversion into Common Shares by the Holder. From the date that is twelve calendar months after the Date of Original Issue and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, the Holder shall have the option to convert, as a whole or in part, up to the entire amount then outstanding under this Convertible Note (including the accrued but unpaid interest thereon) into Common Shares at the Valuation Price per Common Share, subject to adjustment as provided in Section 10 hereof, as determined on the Business Day immediately prior to the date of conversion (each such adjusted Valuation Price, whether pursuant to a conversion by the Holder or the Company, a “Conversion Price”). The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing (x) the principal outstanding under the Convertible Note that the Lender elects to convert (plus the accrued but unpaid interest thereon) by (y) the applicable Conversion Price; provided that the aggregate of all conversions by the Holder under this Section 9(a) shall not result in the issuance of the greater of (i) 16,000,000 Common Shares (subject to adjustment pursuant to Section 10 for a stock split, subdivision or other adjustment of the outstanding Common Shares) and (ii) as of any date of determination, one Common Share less than the number of Common Shares that if issued pursuant to this Section 9(a) would, pursuant to applicable Law or any regulation promulgated by any Governmental Entity, the TSX or NASDAQ, require the Company’s shareholders to approve such issuance, in each case subject to any adjustments pursuant to Section 10.

(b)

Conversion by the Company. From the day that is twenty-four calendar months after the Date of Original Issue and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, if a Conversion Event shall have occurred, then the Company shall prior to the 5th Business Days following such Conversion Event have the option to convert up to the entire amount outstanding under this Convertible Note (including the accrued but unpaid interest thereon) into Common Shares at the Conversion Price. The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing (x) the principal amount outstanding under the Convertible Note that the Company elects to convert (plus the accrued but unpaid interest thereon) by (y) the applicable Conversion Price; provided that the aggregate of all conversions by the Company under this Section 9(b) shall not result in the conversion of greater than $8,750,000 of principal amount, subject to any adjustments pursuant to Section 10.

(c)	Mechanics and Effect of Conversion. No fractional Common Shares shall be issued upon conversion of this Convertible Note. Upon the conversion of all of the principal and accrued interest outstanding under this Convertible Note, in lieu of the Company issuing any fractional shares to the Holder, the Company shall pay to the Holder the amount of outstanding principal that is not so converted. On partial conversion of this Convertible Note, the Company shall issue to the Holder (i) the Common Shares into which a portion of this Convertible Note is converted and (ii) an amended and restated version of this Convertible Note with a principal amount hereof that shall be equal the difference between (A) the principal amount of this Convertible Note immediately prior to such conversion minus (B) the portion of such principal amount converted into Common Shares. Upon any conversion of this Convertible Note pursuant to this Section 9, the Holder shall surrender this Convertible Note, duly endorsed, at the principal office of the Company. At its expense, the Company shall contemporaneously with such surrender issue and deliver to the Holder at such principal office a certificate or certificates for the number of shares of such Common Shares to which the Holder shall be entitled upon such conversion (bearing such legends as are required by Applicable Securities Legislation and stock exchange regulations or policies, as required by applicable Laws), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Convertible Note.

(d)	Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of this Convertible Note such number of its Common Shares as shall from time to time be sufficient to effect the conversion of this Convertible Note; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of this Convertible Note the Company will take such corporate action as may be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.

(e)	Payment of Taxes. The Company will pay all transfer taxes or charges that may be imposed with respect to the issue or delivery of Common Shares upon conversion of this Convertible Note.

(f)	Personal Information Form. Notwithstanding any other provision of this Section 9, in the event that Holder is the holder of 10% or more of the Company’s outstanding Common Shares, no conversion of any principal or interest of this Convertible Note shall occur until the individuals that would control the votes of any Common Shares held by the Holder (upon conversion of this Convertible Note) shall have registered on the System for Electronic Disclosure by Insiders and provided to the TSX a “Personal Information Form” and such form shall have been cleared by the TSX. The Company shall assist the Holder, with the filing of such form as necessary.

10.	Conversion Price Adjustments

(a)	Adjustment for Splits and Combinations. If the Company shall at any time or from time to time after the Date of Original Issue effect a stock split or subdivision of the outstanding Common Shares, the Conversion Price shall be proportionately decreased, and, conversely, if the Company shall at any time or from time to time after the Date of Original Issue combine the outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 10(a) shall become effective contemporaneously with the stock split, subdivision or combination.

(b)

Adjustment for Common Shares Dividends and Distributions. If the Company at any time or from time to time after the Date of Original Issue issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable solely in additional Common Shares, in each such event the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction: (i) the numerator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and (ii) the denominator of which is the sum of the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 10(b) to reflect the actual payment of such dividend or distribution.

(c)	Adjustments for Other Dividends and Distributions. Subject to Section 10(k), if the Company at any time or from time to time after the Date of Original Issue issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution in each case payable in securities of the Company other than Common Shares or other property, in each such event provision shall be made so that the Holder of this Convertible Note shall receive upon conversion hereof, in addition to the number of Common Shares receivable hereupon, the amount of securities of the Company or other property which such Holder would have received had this Convertible Note been converted into Common Shares on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities or other property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 10 with respect to the rights of the Holder of this Convertible Note or with respect to such other securities or other property by their terms. As used herein, the term “other property” does not include cash.

(d)	Adjustment for Reclassification, Exchange and Substitution. Subject to Section 10(k), if at any time or from time to time after the Date of Original Issue, the Common Shares issuable upon the conversion of this Convertible Note is changed into the same or a different number of shares of any class or series of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 10), then in any such event the Holder shall have the right thereafter to convert this Convertible Note into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Shares into which this Convertible Note could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(e)	Reorganizations. Subject to Section 10(k), if at any time or from time to time after the Date of Original Issue there is a capital reorganization of the Common Shares (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 10), as a part of such capital reorganization provision shall be made so that the Holder shall thereafter be entitled to receive upon conversion of this Convertible Note the number of shares or other securities or property of the Company to which a holder of the number of Common Shares deliverable upon such conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 10 with respect to the rights of the Holder after such capital reorganization to the end that the provisions of this Section 10 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of this Convertible Note) shall be applicable after that event and be as nearly equivalent as practicable.

(f)

Certificate of Adjustment. In each case of an adjustment or readjustment of any Conversion Price for the number of Common Shares or other securities issuable upon conversion of this Convertible Note, the Company, at its own expense, shall cause its Chief Financial Officer to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based. No adjustment in the Conversion Price shall be required to be made unless it would result in an increase or decrease of at least one cent, but any adjustments not made because of this sentence shall be carried forward and taken into account in any subsequent adjustment otherwise required hereunder.

(g)	Notices of Record Date. Upon (i) the establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the shares of the Company, any merger or consolidation of the Company with or into any other Company, or any transfer of all or substantially all the assets of the Company to any other person or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder at least the later of (x) 20 Business Days prior to the record date specified therein and (y) concurrent with the notice to the holders of the Common Shares, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Shares (or other securities) shall be entitled to exchange their Common Shares (or other securities) for securities or other property deliverable upon such reorganization, reclassification transfer, consolidation, merger, dissolution, liquidation or winding up.

(h)	No Impairment. The Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the Holder of this Convertible Note against dilution or other impairment as provided herein.

(i)	Other Adjustments. If and whenever the Company shall take any action affecting or relating to the Common Shares, other than any action described in this Section 10, which would prejudicially affect the rights of the Holder, the Conversion Price and, if required, the number of Common Shares to be issued upon exercise of the Convertible Note will be adjusted by the Board in such manner, if any, and at such time, as the Board may, acting reasonably and in good faith, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to the Holder.

(j)	Governmental Requirements. If any Common Shares, reserved or to be reserved for the purpose of conversion of the Convertible Note hereunder, require qualification with or approval of any Governmental Entity under any federal or provincial Law applicable in British Columbia before such Common Shares may be validly issued upon conversion, the Company shall take such action as may be necessary to secure such qualification or approval, as the case may be.

(k)	Ineligible Consideration. Notwithstanding anything to the contrary in Section 10, if the Holder would otherwise be entitled to receive, upon conversion of the Convertible Note, any Ineligible Consideration, the Holder shall not be entitled to receive such Ineligible Consideration but the Company shall have the right (at the sole option of the Company) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such Ineligible Consideration.

11.	Withholding Taxes. Notwithstanding any other provision of this Convertible Note, the Company shall:

(a)	not be obliged to reimburse, indemnify, make whole or otherwise pay to the Holder; and

(b)	be entitled to deduct and withhold from all amounts payable pursuant to this Convertible Note, any amounts required by applicable law to be deducted or withheld for any and all Taxes so long as the Company promptly pays the full amount deducted or withheld to the applicable Governmental Entity in accordance with applicable law; and

(c)	assist the Holder in preparing all necessary forms and other paperwork to obtain any tax credits, refunds or exemptions to which the Holder is entitled in respect of any such amounts deducted or withheld; and (d) make any filings or assist the Holder in making any filings and take other required actions to assist the Holder in recovering any such amounts deducted or withheld.

Any such amounts deducted and not owed or paid to the applicable Governmental Entity in accordance with applicable law shall be returned to the Holder promptly. The Holder shall provide any information reasonably requested by the Company to enable it to determine whether taxes must be withheld or deducted and the amount of such withholding or deduction. Prior to deducting and withholding any amount required by applicable law to be deducted or withheld for any and all Taxes, the Company shall provide the Holder with written notice of the claim of the applicable Governmental Entity that such withholding is required by applicable law and the Company shall take all reasonable actions, at the request of the Holder, to reduce or eliminate any proposed withholding taxes, at the Holder’s expense.

12.	Change of Control

(a)	Notice of Change in Control. The Company will, within 5 Business Days after the Board has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to the Holder. Such notice shall refer to this Section 12, shall contain and constitute an offer to prepay this Convertible Note as described in Section 12(b) and shall be accompanied by the certificate described in Section 12(e).

(b)	Offer to Prepay. The offer to prepay this Convertible Note contemplated by Section 12(a) shall be an offer to prepay, in accordance with and subject to this Section 12, all, but not less than all, this Convertible Note on a date specified in such offer (the “Proposed Prepayment Date”), which date shall be not less than 10 Business Days and not more than 20 Business Days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 25th Business Day after the date of such offer).

(c)	Acceptance/Rejection. The Holder may accept the offer to prepay made pursuant to this Section 12 by causing a notice of such acceptance to be delivered to the Company not later than 5 Business Days after receipt by the Holder of the most recent offer of prepayment, but in any event at least 5 Business Days prior to the Proposed Prepayment Date. A failure by the Holder to respond to an offer to prepay made pursuant to this Section 12 shall be deemed to constitute a rejection of such offer by such holder.

(d)	Prepayment. Prepayment of this Convertible Note to be prepaid pursuant to this Section 12 shall be at 100% of the principal amount of such Note, together with interest on such Note accrued to the date of prepayment.

(e)	Officer’s Certificate. Each offer to prepay this Convertible Note pursuant to this Section 12 shall be accompanied by a certificate, signed by an officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 12; (iii) the principal amount of this Convertible Note offered to be prepaid; (iv) the interest that would be due on this Convertible Note, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 12 have been fulfilled; and (vi) in reasonable detail, the nature and date of the Change in Control.

13.	Subordination of this Convertible Note

(a)

Subordination. The indebtedness, liabilities and obligations of the Company under this Convertible Note, whether on account of principal, interest or otherwise, upon maturity (collectively the “Convertible Note Liabilities”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Section 13, to the full and final payment of all Senior Indebtedness and the Holder agrees to and shall be bound by the provisions of this Section 13. For the purpose of clarity, the foregoing shall not in any way limit the right of the Holder to receive, or the obligation of the Company to pay, any of the Obligations due and owing prior to the Maturity Date.

(b)	Order of Payment. In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement, reorganization or realization or other similar proceedings relating to the Company or any of its property or assets (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Company or any sale of all or substantially all of the assets of the Company (a “Restructuring Event”):

(i)	all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Convertible Note Liabilities;

(ii)	any payment or distribution of assets of the Company, whether in cash, property or securities, to which the Holder would be entitled except for the provisions of this Section 13, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefore, to the Senior Creditors; and

(iii)	the Senior Creditors or a receiver or a receiver-manager of the Company or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Company assets in whole or in part, free and clear of all Convertible Note Liabilities and without the approval of the Holder or any requirement to account to the Holder; provided, however, that the consideration from any such sale, mortgage or disposal shall be utilized to repay the Convertible Note Liabilities and other pari passu debt following the repayment (or provision made for such repayment of) Senior Indebtedness.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(A)	the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(B)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(C)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(D)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Holder or any of them to any money or property of the Company;

(E)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(F)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(G)	the date of giving or failing to give notice to or making demand upon the Company; or

(H)	any other matter whatsoever.

For purposes of clarity, prior to or following a Restructuring Event, neither the foregoing Section 13(b) nor any other provision herein shall prevent the Holder from exercising its rights to convert pursuant to Section 9(a).

(c)

Subrogation to Rights of Senior Creditors. Subject to the prior payment in full of all Senior Indebtedness, the Holder shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Company to the extent of the application thereto of such payments or other assets which would have been received by the Holder but for the provisions hereof until the principal of and interest on this Convertible Note shall be paid in full, and no such payments or distributions to the Holder of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Company, its creditors other than the Senior Creditors, and the Holder, be deemed to be a payment by the Company to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Section 13 are intended solely for the purpose of defining the relative rights of the Holder, on the one hand, and the Senior Creditors, on the other hand.

The Holder, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Company or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

(d)	Obligation to Pay Not Impaired. Nothing contained in this Section 13 or elsewhere in this Convertible Note is intended to or shall impair, as between the Company, its creditors other than the Senior Creditors, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Convertible Note, as and when the same shall become due and payable in accordance with its terms, or affect the relative rights of the Holder and creditors of the Company other than the Senior Creditors, nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable Law upon default under this Convertible Note, subject to the rights, if any, under this Section 13 of the Senior Creditors.

(e)	No Payment if Senior Indebtedness in Default. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement following acceleration of the obligations under the Senior Indebtedness, then, except as provided in Section 13(f), all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Convertible Note Liabilities or otherwise in respect of this Convertible Note.

In case of an event of default that is continuing with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such event of default shall have been cured or waived or shall have ceased to exist, and provided the Senior Creditor to whom the default relates has given notice of such default to the Company, no payment (by purchase of this Convertible Note) shall be made by the Company with respect to the Convertible Note Liabilities and the Holder shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of this Convertible Note after the happening of such a default, and unless and until such event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any note under which any instruments evidencing an amount of such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 13(e) shall not prevent the failure to make such payment from being an Event of Default hereunder.

(f)	Payment on Note Permitted. Nothing contained in this Section 13 or elsewhere in this Convertible Note shall affect the obligation of the Company to make, or prevent the Company from making, at any time, except as prohibited by Section 13(b) or 13(e), any payment of principal of, interest on, or any other Obligation under this Convertible Note. The fact that any such payment is prohibited by Section 13(b) or Section 13(e) shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Section 13 or elsewhere in this Convertible Note, shall prevent, except as prohibited by Section 13(b) or 13(e), the application by the Holder of any monies deposited for the purpose, to the payment of or on account of the Convertible Note Liabilities.

(g)	Confirmation of Subordination. The Holder by its acceptance thereof agrees to take such action as may be necessary or appropriate to effect the subordination as provided in this Section 13. Upon request of the Company, and upon being furnished an Officer’s Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Holder shall enter into a written agreement or agreements, in a form acceptable to the Senior Creditor, each acting reasonably and in good faith, with the Company and the Persons named in such Officer’s Certificate providing that such Persons are entitled to all the rights and benefits of this Section 13 as Senior Creditors and for such other matters (such as standstill periods and an agreement not to amend the provisions of this Section 13 and the definitions used herein without the consent of such Senior Creditors), as the Senior Creditors may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

(h)	Rights of Senior Creditors Not Impaired. No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Convertible Note, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

(i)	Altering the Senior Indebtedness. Subject to Section 8(b)(i) hereof, the holders of the Senior Indebtedness have the right to increase, extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Holder and without affecting the liabilities and obligations of the parties to this Convertible Note or the Holder.

(j)	Invalidated Payments. In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Section 13 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Holder for amounts paid to the Holder subsequent to such payment or satisfaction in full and prior to such reinstatement.

(k)	Contesting Security. The Holder agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

(l)	Obligations Created by Section 13. The Company and the Holder agree that:

(i)	the provisions of this Section 13 are an inducement and consideration to each Senior Creditor to give or continue credit to the Company, its Subsidiaries or others or to acquire Senior Indebtedness;

(ii)	each Senior Creditor may accept the benefit of this Section 13 on the terms and conditions set forth in this Section 13 by giving or continuing credit to the Company, its Subsidiaries or others or by acquiring Senior Indebtedness, in each case without notice to the Holder and without establishing actual reliance on this Section 13; and

(iii)	each obligation created by this Section 13 is created for the benefit of the Senior Creditors and is hereby declared to be created in their favour by the Company and the Holder and shall be binding on the Company and the Holder whether or not the confirmation described in Section 13(g) is requested, executed or delivered.

(m)	No Set-Off. The Company and the Holder agree, that the Holder shall not have any rights of set-off or counterclaim with respect to the principal of and interest on this Convertible Note at any time when any payment of, or in respect of, such amounts to the Holder is prohibited by this Section 13 or is otherwise required to be paid to the Senior Creditors.

14.	Additional Covenants of Holder

(a)	No Short Sales. So long as Holder is the holder of this Convertible Note, Holder will not and will ensure that its Affiliates do not engage in any transaction which is designed to sell short the Common Shares or any other publicly traded securities of the Company.

(b)	Confidentiality. All material non-public information and data, in whatever form, obtained by Holder in respect of the Company and the subject-matter of the Investment Agreement (the “Confidential Information”) shall be held by Holder in the strictest confidence and shall not be disclosed to any third party; provided that such Confidential Information may be disclosed if the disclosure (i) is made with the consent of the Company; (ii) is made to an Affiliate (including any limited partner, general partner, member, manager, shareholder, director, officer or employee) of Holder and such Affiliate agrees to be subject to such confidentiality provisions; (iii) is required by Law or by a Governmental Entity; (iv) is in respect of information or data that is in the public domain at the time of the disclosure through no fault of Holder or any party to which it has disclosed the information; (v) to the extent that the Holder can demonstrate that such information was, prior to the receipt thereof from the Company, in the possession of the Holder or was subsequently independently developed by the Holder; (vi) is made to Holder’s advisors or representatives, which agree to maintain the confidentiality of the Confidential Information; or (vii) is received from a third party not subject to confidentiality obligations with respect to such information.

15.	Further Assurances. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may require, acting reasonably, from time to time, for the purpose of giving effect to the Investment Agreement and this Convertible Note, and shall take such steps as may be reasonably within its power to implement the full extent of the Investment Agreement and this Convertible Note.

16.	Waiver and Amendment. Any provision of this Convertible Note may be amended, waived or modified upon the written consent of the Company and the Holder. Additionally, the Holder shall be deemed to have waived any breach of any covenant set forth in Section 8 in the event that each member of the Board appointed by Lender votes in favor of the action that causes such breach, provided that all material terms related to the cause thereof were disclosed to such Board members.

17.	Transfer of this Convertible Note or Securities Issuable on Conversion or Payment Hereunder. Transfers of this Convertible Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Convertible Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Convertible Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Convertible Note shall be overdue and the Company shall not be affected by notice to the contrary.

Assignment. Neither this Convertible Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, as a whole or in part, (i) by the Company without the prior written consent of the Holder, or (ii) by the Holder without the prior written consent of the Company; provided that the Holder or an Affiliate of the Lender may assign the whole of this Convertible Note and the rights, interests or obligations hereunder to any other Affiliate of the Lender without the prior written consent of the Company, so long as the Holder provides prompt written notice to the Company of such assignment. Notwithstanding the foregoing (i) this Convertible Note may only be assigned in whole and not in part, (ii) the Company may, in its reasonable discretion, refuse to consent to the transfer of this Convertible Note to any direct competitor of the Company, including but not limited to Volvo Truck Corporation, Cummins Inc., AVL LIST GmbH and Weichai Power Co., Ltd. or any Affiliates thereof and (iii) until the Company receives notice in accordance with this section the Company shall treat the registered holder hereof as the owner and holder of this Convertible Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Convertible Note shall be overdue.

18.	Treatment of Note. The Company will treat, account and report the Convertible Note in accordance with generally accepted accounting principles in the United States of America.

19.	Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier, personal delivery or facsimile transmission at the respective addresses or facsimile number of the parties as set forth in or otherwise designated by either party pursuant to the Investment Agreement or on the register maintained by the Company. Any party hereto may by notice so given change its address or facsimile number for future notice hereunder. Notice shall conclusively be deemed to have been given when received if received prior to 4:00 p.m. (local time) otherwise it shall be deemed to have been received the following Business Day.

20.	Interaction with other Unsecured Notes or Debentures. The Convertible Note and the Debentures shall rank pari passu notwithstanding date of issue.

21.	Expenses; Waivers. If action is instituted to collect this Convertible Note, the Company shall pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

22.	Successors and Assigns. Subject to the restrictions on transfer described in Sections 17 and 18 hereof, the rights and obligations of the Company and the Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

23.	Governing Law; Jury Waiver. This Convertible Note and all actions arising out of or in connection with this Convertible Note shall be governed by and construed in accordance with the laws of the State of New York. Any action or proceeding brought by a Party arising out of or in connection with this Convertible Note may be brought in a court of competent jurisdiction located in the City of New York, New York. The Parties agree not to contest such jurisdiction or seek to transfer any action relating to such dispute brought in New York to any other jurisdiction. Service of process on the Parties in any action arising out of or relating to this Convertible Note shall be effective if delivered to the Parties in accordance with Section 8.7 of the Investment Agreement. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS CONVERTIBLE NOTE.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Note to be issued as of the date first written above.

WESTPORT INNOVATIONS INC.

Per:
Name: Title:

Per:
Name: Title:

SCHEDULE “B”

FUEL SYSTEMS FINANCIAL INFORMATION

SIGNATURES & POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mariano Costamagna and Pietro Bersani, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this annual report on Form 10-K under the Securities Exchange Act of 1934, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in- fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MARIANO COSTAMAGNA Mariano Costamagna	Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2016

/S/ PIETRO BERSANI Pietro Bersani	Chief Financial Officer (Principal Financial Officer)	March 14, 2016

/S/ MICHAEL HELFAND Michael Helfand	Senior Vice President Finance and Chief Accounting Officer (Principal Accounting Officer)	March 14, 2016

/S/ JOSEPH E. POMPEO Joseph E. Pompeo	Director	March 14, 2016

/S/ COLIN S. JOHNSTON Colin S. Johnston	Director	March 14, 2016

/S/ TROY A. CLARKE Troy A. Clarke	Director	March 14, 2016

/S/ JAMES W. NALL James W. Nall	Director	March 14, 2016

/S/ ANTHONY HARRIS Anthony Harris	Director	March 14, 2016

/S/ STEVEN R. BECKER Steven R. Becker	Director	March 14, 2016

FUEL SYSTEMS SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fuel Systems Solutions, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index located on page F-1 present fairly, in all material respects, the financial position of Fuel Systems Solutions, Inc. and its subsidiaries (the Company) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index located on page F-1, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, in 2015 the Company changed the manner in which deferred tax assets and liabilities, along with any related valuation allowance, are classified on the balance sheet. Additionally, as discussed in Note 17 to the consolidated financial statements, the Company has significant transactions with related parties.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 14, 2016

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$60,162	$85,180
Accounts receivable less allowance for doubtful accounts of $3,005 and $3,129 at December 31, 2015 and December 31, 2014, respectively	44,524	46,952
Inventories	62,717	80,001
Other current assets	15,523	21,271
Short-term investments	1,000	6,614
Related party receivables, net	316	5,094

Total current assets	184,242	245,112

Equipment and leasehold improvements, net	35,583	48,937
Goodwill	0	7,363
Deferred tax assets, net	4,552	14,564
Intangible assets, net	2,680	6,964
Other assets	1,382	1,065

Total Assets	$228,439	$324,005

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$34,117	$39,918
Accrued expenses	26,859	33,446
Income taxes payable	233	445
Term loans and debt	9	207
Related party payables	2,525	2,744

Total current liabilities	63,743	76,760
Other liabilities	9,858	9,745
Deferred tax liabilities, net	751	765

Total Liabilities	74,352	87,270

Commitments and contingencies (Note 18)
Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at December 31, 2015 and 2014	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,143,108 issued and 18,094,043 outstanding at December 31, 2015; and 20,114,427 issued and 19,769,617 outstanding at December 31, 2014	20	20
Additional paid-in capital	322,144	320,820
Shares held in treasury, 2,049,065 and 344,810 shares at December 31, 2015 and 2014, respectively	(20,742)	(3,692)
Accumulated Deficit	(101,286)	(54,151)
Accumulated other comprehensive loss	(46,049)	(26,403)

Total Fuel Systems Solutions, Inc. Equity	154,087	236,594
Non-controlling interest	0	141

Total Equity	154,087	236,735

Total Liabilities and Equity	$228,439	$324,005

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Revenue	$263,397	$339,128	$399,841
Cost of revenue	204,023	264,471	312,703

Gross profit	59,374	74,657	87,138

Operating Expenses:
Research and development expense	21,223	26,194	27,540
Selling, general and administrative expense	61,862	58,341	55,189
Impairments	13,766	44,341	0

Total operating expenses	96,851	128,876	82,729

Operating (loss) income	(37,477)	(54,219)	4,409
Other (expense) income, net	(141)	1,266	(1,536)
Interest income	424	980	1,062
Interest expense	(445)	(829)	(847)

(Loss) income from operations before income taxes and non-controlling interest	(37,639)	(52,802)	3,088
Income tax expense	(9,521)	(610)	(3,566)

Net loss	(47,160)	(53,412)	(478)
Less: net loss (income) attributed to non-controlling interests	25	(4)	18

Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(2.55)	$(2.66)	$(0.02)

Diluted	$(2.55)	$(2.66)	$(0.02)

Number of shares used in per share calculation:
Basic	18,486,083	20,074,773	20,073,360

Diluted	18,486,083	20,074,773	20,073,360

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Years Ended December 31,
	2015	2014	2013
Net loss	$(47,160)	$(53,412)	$(478)
Other comprehensive (loss) income, net of tax except for foreign currency items:
Foreign currency translation adjustments	(19,647)	(26,374)	1,875
Unrealized (loss) gain on investments:
Unrealized holding (loss) gain arising during period	0	(55)	55
Foreign currency unrealized (loss) gain on investments during period	0	(245)	385
Net realized loss (gain) reclassified during period	0	691	(686)

Other comprehensive (loss) income, net of tax except for foreign currency items	(19,647)	(25,983)	1,629

Comprehensive (loss) income	(66,807)	(79,395)	1,151
Less: net comprehensive loss attributable to the non-controlling interest	26	15	10

Comprehensive (loss) income attributable to Fuel Systems Solutions, Inc.	$(66,781)	$(79,380)	$1,161

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Fuel Systems Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Equity
	Shares	Amount
Balance, December 31, 2012	20,039,020	$20	$319,667	$(305)	$(275)	$(2,060)	0	$317,047
Net loss	0	0	0	0	(460)	0	(18)	(478)
Foreign currency translation adjustment	0	0	0	0		1,867	8	1,875
Unrealized net loss on investments, net of tax	0	0	0	0	0	55	0	55
Unrealized foreign exchange gain on investment, net of tax	0	0	0	0	0	385	0	385
Realized foreign exchange gain on investment, net of tax	0	0	0	0	0	(420)	0	(420)
Realized foreign exchange gain on sale of foreign subsidiary, net of tax	0	0	0	0	0	(266)	0	(266)
Evotek acquisition compensation expense	14,868	0	0	0	0	0	0	0
Common stock issued upon exercise of options	30,000	0	316	0	0	0	0	316
Issuance and vesting of stock options	0	0	186	0	0	0	0	186
Issuance and vesting of restricted stock, net of shares withheld for employee tax	12,122	0	176	0	0	0	0	176
Shares held in trust for deferred compensation plan, at cost	0	0	0	10	0	0	0	10
Change in control in Rohan BRC							166	166

Balance, December 31, 2013	20,096,010	$20	$320,345	$(295)	$(735)	$(439)	156	$319,052
Net (loss) income	0	0	0	0	(53,416)	0	4	(53,412)
Foreign currency translation adjustment	0	0	0	0	0	(26,355)	(19)	(26,374)
Unrealized net loss on investments, net of tax	0	0	0	0	0	(55)	0	(55)
Unrealized foreign exchange loss on investment, net of tax	0	0	0	0	0	(245)	0	(245)
Realized foreign exchange loss on investment, net of tax	0	0	0	0	0	691	0	691
Issuance and vesting of stock options	0	0	225	0	0	0	0	225
Repurchase of common stock	(336,811)	0	0	(3,416)	0	0	0	(3,416)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	10,418	0	250	0	0	0	0	250
Shares held in trust for deferred compensation plan, at cost	0	0	0	19	0	0	0	19

Balance, December 31, 2014	19,769,617	$20	$320,820	$(3,692)	$(54,151)	$(26,403)	$141	$236,735
Net loss	0	0	0	0	(47,135)	0	(25)	(47,160)
Foreign currency translation adjustment	0	0	0	0	0	(19,646)	(1)	(19,647)
Issuance and vesting of stock options	0	0	215	0	0	0	0	215
Repurchase of common stock	(1,704,255)	0	0	(17,109)	0	0	0	(17,109)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	28,681	0	1,109	0	0	0	0	1,109
Termination of deferred compensation plan, at cost	0	0	0	59	0	0	0	59
Acquisition of remaining equity in Rohan	0	0	0	0	0	0	(115)	(115)

Balance, December 31, 2015	18,094,043	20	322,144	(20,742)	(101,286)	(46,049)	0	154,087

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, except Share and Per Share Data)

	Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss attributable to Fuel Systems Solutions, Inc.	$(47,135)	$(53,416)	$(460)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and other amortization	9,222	10,724	10,917
Amortization of intangibles arising from acquisitions	1,572	2,285	2,915
Impairments	13,766	44,341	0
Provision for doubtful accounts	1,906	319	583
Write down of inventory	2,808	4,239	4,310
Loss on acquisition	0	0	2,024
Other non-cash items	242	14	(222)
Deferred income taxes	7,950	(2,788)	(1,939)
Unrealized loss (gain) on foreign exchange transactions	1,283	(685)	2,961
Compensation expense related to equity awards	1,324	475	362
Loss on abandonment of leased property	0	1,993	0
Loss (gain) on disposal of equipment and other assets	866	1,573	(281)
Reduction of contingent consideration	0	0	(406)
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(3,531)	11,657	10,552
Decrease in inventories	4,842	446	1,649
Decrease (increase) in other current assets	2,546	(3,365)	(6,338)
Decrease (increase) in other assets	135	751	(596)
(Decrease) increase in accounts payable	(1,274)	4,137	(2,288)
(Decrease) increase in income taxes payable	(200)	289	(2,522)
(Decrease) increase in accrued expenses and long-term liabilities	(1,239)	(1,488)	158
Receivables from/payables to related party, net	2,448	(3,077)	223

Net cash (used in) provided by operating activities	(2,469)	18,424	21,602

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(7,417)	(13,726)	(9,506)
Purchase of investments	(6,000)	(4,000)	(14,626)
Sale of investments	0	0	6,753
Redemption of investment at maturity	11,000	11,456	0
Acquisitions, net of cash acquired	(440)	0	(841)
Other	517	210	244

Net cash used in investing activities	(2,340)	(6,060)	(17,976)

Cash flows from financing activities:
Payments on term loans and other loans	(178)	(184)	(582)
Increase in treasury shares (share repurchase program)	(17,109)	(3,416)	0
Other	59	19	327

Net cash used in financing activities	(17,228)	(3,581)	(255)

Net (decrease) increase in cash and cash equivalents	(22,037)	8,783	3,371
Effect of exchange rate changes on cash	(2,981)	(4,564)	1,915

Net (decrease) increase in cash and cash equivalents	(25,018)	4,219	5,286
Cash and cash equivalents at beginning of period	85,180	80,961	75,675

Cash and cash equivalents at end of period	60,162	85,180	80,961

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements

1. Description of the Business

Fuel Systems Solutions, Inc. (“Fuel Systems” and the “Company”) designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions. The Merger Agreement was amended on March 6, 2016 (see Note 23).

2. Summary of Significant Accounting Policies

(a) Principles of consolidation – The Consolidated Financial Statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition. The Company’s share in the earnings or losses for its joint ventures would be reflected in equity share in income of unconsolidated affiliates. If the investment in an unconsolidated joint venture is reduced to a zero balance due to prior losses, the Company recognizes any further losses related to its share to the extent that there are any receivables, loans or advances to the joint venture. These additional losses would be reflected in selling, general, and administrative expenses.

(b) Use of estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

(c) Cash and cash equivalents – The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

(d) Restricted cash – The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in place, the amounts are reclassified to cash and cash equivalents.

(e) Investments – The Company determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

(f) Inventories – The Company values its inventories at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(g) Equipment and leasehold improvements – Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method principally over the following useful lives: dies, molds, and

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

patterns shorter of 3 to 7 years or estimated product life; machinery and equipment 5 to 10 years; office furnishings and equipment 3 to 7 years; automobiles and trucks 5 years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Design and development costs incurred in conjunction with the procurement of dies, molds, and patterns are immaterial. Depreciation of equipment acquired under a capital lease is provided using the straight line method over the shorter of the useful life of the equipment or the duration of the lease.

(h) Impairment of Goodwill – Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net tangible and intangible assets acquired.

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company’s reporting units. The Company compares the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company revalues all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment has occurred. The Company’s estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company’s annual long-range planning process. The Company also makes estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs in the fair value hierarchy.

In 2015, an interim impairment test had been performed in the third quarter due to the proposed transaction with Westport (see Note 1). The Company was no longer required to perform its annual impairment analysis on October 1, 2015 as the balance of the goodwill was zero.

In 2014, an interim impairment test had been performed in the second quarter prompted by the trading values of the Company’s stock at the time, and the corresponding decline in market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. The 2014 annual goodwill impairment testing was performed as of October 1, 2014. Consideration was given to the period between the testing date and December 31, 2014, in order to conclude that no facts or circumstances arose that would lead to a different conclusion as of December 31, 2014. See Note 15 for disclosure of the impairment results.

Impairment of Long-Lived Assets – The Company evaluates the useful lives of other intangible assets, mainly existing technology, trade name, and customer relationships to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Among the intangible assets acquired, existing technology and trade name are amortized using the straight line method, the best estimate of the pattern of the economic benefits, and customer relationships are amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization expense related to existing technology and customer relationships is reported as a component of cost of revenue.

The Company reviews long-lived assets, including equipment and leasehold improvements and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company groups assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flows analysis or appraisals. See Note 15 for disclosure of the impairment results.

(i) Warranty costs – Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(j) Research and development costs – Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized and amortized over the expected useful life of the equipment.

(k) Advertising Costs – Advertising costs are expensed as incurred. Advertising expense was $1.3 million, $1.9 million, and $2.2 million for the years ended December 31, 2015, 2014, and 2013, respectively.

(l) Revenue recognition – The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectability is reasonably assured. The Company considers arrangements with extended payment terms not to be fixed or determinable unless they are secured under an irrevocable letter of credit arrangement guaranteed by a reputable financial institution, and accordingly, the Company defers such revenue until payment is received.

The Company recognizes engineering and construction contract revenues using the completed contract method. Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated on the balance sheet, but no profit or income is recorded before completion or substantial completion of the work. If at any time during the construction the Company incurs costs overrun, the excess cost is recorded on the books as a loss.

The company standard warranty period ranges from 18 to 36 months from the date of delivery to the customer, depending on the product. The Company through some of its subsidiaries occasionally offers extended warranty programs on some markets and products. The consideration received for extended warranty services is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis in its consolidated statement of operations. The Company classifies shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

(m) Allowance for doubtful accounts – The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

(n) Net loss per share attributed to Fuel Systems – Basic loss per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted loss per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents.

(o) Income taxes – The Company uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards and liabilities, and are included within the consolidated balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the consolidated statement of operations.

The Company follows the interpretations of the Financial Accounting Standard Board (“FASB”), which establish a single model to address accounting for uncertain tax positions. The interpretations clarify the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(p) Stock based compensation – The Company’s stock-based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. The Company recognizes compensation expense for all stock-based payment

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

arrangements, over the requisite service period of the award. For stock options, the Company determines the grant date fair value using the Black-Scholes option-pricing model, which requires the input of certain assumptions, including the expected life of the stock-based payment awards, stock price volatility and risk-free interest rates. For restricted stock the Company determines the fair value based on the fair market values of the underlying stock on the dates of grant.

(q) Foreign currency translation – Assets and liabilities of the Company’s consolidated foreign subsidiaries are generally translated at period-end exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as foreign currency components of other comprehensive income (loss) in equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. The functional currency for each of the Company’s international subsidiaries is the local currency of the subsidiary. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. The Company generally recognizes foreign exchange gains and losses on the consolidated statement of operations for intercompany balances that are denominated in currencies other than the reporting currency. In the event that the Company determines that intercompany balances between the Company and its subsidiary will not be settled in the foreseeable future, the foreign exchange gains and losses are deferred as part of the cumulative translation adjustment on the consolidated balance sheet.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations (in other (expense) income, net) as incurred.

(r) Financial instruments – Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

At December 31, 2015 and 2014, the fair value of the Company’s term loans approximated carrying value. The estimated fair values of the Company’s financial instruments have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of current financial assets, current liabilities, and other assets are estimated to be equal to their carrying amounts.

(s) Comprehensive income (loss) – The Company presents comprehensive income (loss) in the consolidated statements of comprehensive income (loss). Comprehensive income (loss) includes, in addition to net income (loss), changes in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of equity on the consolidated balance sheet. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains (losses) on investments.

(t) Treasury stock – Treasury shares are accounted for as a deduction of equity. Any consideration paid or received is recognized directly in equity so that treasury stock is accounted for using the cost method and reported as shares held in treasury on the Company’s consolidated balance sheet. When treasury stock is reissued, the value is computed and recorded using a first-in-first-out basis.

(u) Reclassifications – In connection with the preparation of the financial statements for the six months ended June 30, 2015, the Company determined there was an error in the balance sheet classification of the Company’s accrued warranty obligation and deferred revenue in its previously reported balance sheets. The Company has revised the December 31, 2014 balance sheet to correct for the classification of $1.9 million of accrued warranty obligation and $1.7 million of deferred revenue, within current liabilities to other liabilities. The revision resulted in a decrease in current liabilities and an increase in non-current liabilities. This revision is not considered material to the previously issued financial statements and does not impact previously reported consolidated results of operations or statements of cash flows.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Recent Accounting Pronouncements

In April 2014, the FASB issued a new accounting standard update that improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results. The amendments in this update are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The adoption of this standard did not have a material impact on the Company’s financial statements.

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services. In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning 2018, with early adoption permitted in the beginning of 2017. This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition. The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The Company is currently evaluating this standard, which presently is not expected to have a material impact of the Company’s financial statements.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes. This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position. This update may be applied prospectively or retrospectively to all periods presented. The Company has adopted this standard and has applied the requirements retrospectively to all periods presented. The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

In February 2016, the FASB issued a new lease accounting standard. The key objective of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, a dual model has been retained, with leases to be designated as operating leases or finance leases. Expenses will be recognized on a straight-line basis for operating leases, and a front-loaded basis for finance leases. For public entities, the new standard is effective for periods beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. The Company is currently evaluating the impact of the new standard on its financial position, results of operations and cash flows.

3. Acquisitions

Acquisition of ClimaCab

On August 20, 2015, the Company completed the acquisition of selected assets and technology of ClimaCab auxiliary power unit climate control devices (“ClimaCab”), products systems and components thereof manufactured by Crosspoint Solutions, LLC, for approximately $0.4 million in cash. The acquisition was justified by business and operations opportunities.

The purchase price has been allocated based on management’s preliminary estimates as follows (in thousands):

Intangible assets subject to amortization	$310
Equipment	130

Total Assets Acquired	$440

Of the $0.4 million of acquired assets, $0.3 million has been allocated to developed technology with a useful life of 7 years and $0.1 million has been allocated to engineering and production test equipment. The useful life of the equipment ranges between 5 and 7 years. Management considered any goodwill acquired to be immaterial and did not recognize it as of the acquisition date.

The Consolidated Financial Statements include the results of operations of the acquired business from the date of acquisition. Net sales and earnings related to the acquisition for the year ended December 31, 2015 were not significant to the consolidated results. Pro forma information related to these acquisitions has not been included because the impact to the Company’s consolidated results of operations was not material.

The Company has determined that the acquisition of ClimaCab was a non-material business combination. As such, pro forma disclosures are not required and are not presented within this filing.

Acquisition of additional equity interest in Rohan BRC

On September 13, 2013, the Company acquired an additional 44.89% equity interest in Rohan BRC Gas Equipment Private Limited (“Rohan BRC”), an Indian company that assembles, sells and services Liquefied Petroleum Gas (“LPG”) and Compressed Natural Gas (“CNG”) equipment for automotive or other use, for both Original Equipment Manufacturers (“OEM”) and retrofit markets. This acquisition was justified by business and operations opportunities. The aggregate purchase price for the acquisition of the additional ownership interest in Rohan BRC totaled approximately $1.2 million (€0.9 million), net of cash acquired of $0.1 million (€0.1 million), of which $0.8 million (€0.6 million) was paid at closing, with the remainder paid in the fourth quarter of 2015.

The Company previously owned an equity interest of 50.01% in Rohan BRC and accounted for it under the equity method due to a lack of control on its board of directors and on the majority of its operations. Consequently, the acquisition of the additional 44.89% qualified as a step-acquisition. In accordance with the step-acquisition authoritative guidance, the previously held equity interest in Rohan BRC, including inventory on consignment, was re-measured at fair value on the date of acquisition resulting in a fair value of $2.0 million (€1.5 million), and then the total consideration paid for the additional equity interest acquired was compared to its fair value on the date of acquisition. The re-measurement resulted in a loss of $2.0 million (€1.5 million), recorded in cost of revenue for the year ended December 31, 2013.

The results of operations of Rohan BRC have been included in the accompanying consolidated statements of operations from the date of acquisition within the FSS Automotive operating segment.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The Company determined that the acquisition of the additional 44.89% equity interest in Rohan BRC was a non-material business combination. As such, pro forma disclosures are immaterial and are not presented within this filing. Revenue and net loss related to the Rohan BRC acquisition recognized in 2013 were approximately $1.8 million and $0.2 million, respectively.

4. Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

The Company maintained investments in trading securities in connection with its non-qualified Deferred Compensation Plan, whereby selected key employees and directors elected to defer a portion of their compensation each year. The Company’s investments associated with its Deferred Compensation Plan consisted of mutual funds that are publicly traded and for which inputs are directly or indirectly observable in the marketplace. These trading securities are reported at fair value, with unrealized gains and losses included in earnings. In addition, the Deferred Compensation liability includes the value of deferred shares of the Company’s common stock, which is publicly traded and for which current market prices are readily available. The fair market value of the investments in the Deferred Compensation Plan is included in short-term investments starting from the second quarter of 2014 (following termination of the plan, as discussed below), with the corresponding deferred compensation obligation included in accrued expenses on the Consolidated Balance Sheets. Changes in the fair value of the benefits payable to participants and investments are both recognized as components of compensation expense. The net impact of changes in fair value was not material. The Deferred Compensation Plan was terminated during the second quarter of 2014 with the funds distributed in July 2015.

Cash, cash equivalents, and investments consist of the following (in thousands):

	As of
	December 31, 2015	December 31, 2014
Cash and cash equivalents:
Cash	$48,343	$56,038
Money market funds	11,819	29,142

Total cash and cash equivalents	$60,162	$85,180
Investments:
Trading securities:
Deferred Compensation Plan assets	0	614
Other investments, held to maturity:
Time deposits(1)(2)	1,000	6,000

Total investments	$1,000	$6,614

Short term investments	$1,000	$6,614

Long term investments	$0	$0

Note (1):	At December 31, 2015, this amount represents one Bank of America certificates of deposit (no interest if withdrawn before maturity): a $1 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate.
Note (2):	At December 31, 2014, this amount represents three Bank of America certificates of deposit (no interest if withdrawn before maturity): a $2 million certificate of deposit with a maturity date of January 16, 2015 and 0.26% interest rate, a $3 million certificate of deposit with a maturity date of January 22, 2015 and 0.26% interest rate, and a $1 million certificate of deposit with a maturity date of September 25, 2015 and 0.34% interest rate.

During the twelve months ended December 31, 2013, there were realized gains of approximately $0.4 million pertaining to €5.0 million of notional amount of German Government bonds acquired above par at 100.435 in June of 2012 for $6.3 million, with a maturity date of March 14, 2014, and sold before maturity at 100.09 on February 8, 2013 for approximately $6.8 million.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

As of December 31, 2015 and 2014, restricted cash balance was approximately $0.4 million and $0.4 million, respectively, included in other assets.

5. Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	–	Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

		Fair value measurement at reporting date using
	As of December 31, 2015	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$11,819	$11,819	$0	$0
Other investments, held to maturity:
Time deposits	1,000		1,000	0

Total	$12,819	$11,819	$1,000	$0

		Fair value measurement at reporting date using
	As of December 31, 2014	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$29,142	$29,142	$0	$0
Trading securities:
Deferred Compensation Plan assets	614	0	614	0
Other investments, held to maturity:
Time deposits	6,000	0	6,000	0

Total	$35,756	$29,142	$6,614	$0

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

6. Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of December 31,
	2015	2014
Raw materials and parts	$41,268	$48,221
Work-in-process	1,875	2,214
Finished goods	18,462	28,169
Inventory on consignment	1,112	1,397

Total inventories	$62,717	$80,001

7. Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of December 31,
	2015	2014
Dies, molds, and patterns	$4,964	$5,703
Machinery and equipment	56,108	62,635
Office furnishings and equipment	19,787	21,760
Automobiles and trucks	4,121	4,915
Leasehold improvements	15,881	19,925

Total equipment and leasehold improvements	100,861	114,938
Less: accumulated depreciation	(65,278)	(66,001)

Equipment and leasehold improvements, net of accumulated depreciation	$35,583	$48,937

Depreciation expense related to equipment and leasehold improvements was $9.2 million, $10.7 million, and $10.9 million in 2015, 2014, and 2013, respectively.

In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy by its FSS Automotive operations, which resulted in write offs of leasehold improvements for approximately $2.0 million (see Note 17).

During 2015 and 2014, as part of its long-lived assets impairment analysis, the Company recorded approximately $4.4 million and $2.7 million, respectively, of impairment on equipment and leasehold improvements (see Note 15).

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

8. Goodwill and Intangibles

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2015 and 2014 are as follows (in thousands):

	FSS Automotive	FSS Industrial	Total
Net balance as of December 31, 2013	$41,028	$7,868	$48,896
Impairment loss(1)	(35,780)	(4,158)	(39,938)
Currency translation	(1,543)	(52)	(1,595)

Goodwill, gross	$48,089	$15,911	$64,000
Accumulated impairment losses	(44,384)	(12,253)	(56,637)

Net balance as of December 31, 2014	$3,705	$3,658	$7,363
Impairment loss(1)	(3,357)	(3,658)	(7,015)
Currency translation	(348)	0	(348)

Goodwill, gross	$47,550	$16,386	$63,936
Accumulated impairment losses	(47,550)	(16,386)	(63,936)

Net balance as of December 31, 2015	$0	$0	$0

Note	(1): see Note 15.

At December 31, 2015 and 2014, intangible assets consisted of the following (in thousands):

	WT. Average Remaining Amortization Period (in years)	As of December 31, 2015			As of December 31, 2014
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.0	$23,551	$(22,693)	$858	$25,534	$(21,836)	$3,698
Customer relationships	11.1	17,800	(16,383)	1,417	19,385	(17,330)	2,055
Trade name	4.8	3,810	(3,405)	405	4,432	(3,221)	1,211

Total		$45,161	$(42,481)	$2,680	$49,351	$(42,387)	$6,964

Amortization expense related to existing technology and customer relationships of approximately $1.3 million, $1.8 million, and $2.3 million for the years ended December 31, 2015, 2014, and 2013, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements for the years ended December 31, 2015, 2014, and 2013 was approximately $0.3 million, $0.5 million, and $0.7 million, respectively, and is reported as a component of operating expense.

During 2015 and 2014, as part of its long-lived assets impairment analysis the Company recorded approximately $2.3 million and $1.7 million, respectively, of impairment on intangible assets (see Note 15).

Amortization expense as of December 31, 2015 for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
2016	$648
2017	492
2018	358
2019	284
2020	255
Thereafter	643

$2,680

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

9. Accrued Expenses

The following table details the components of accrued expenses as of December 31, 2015 and 2014 (in thousands):

	As of December 31,
	2015	2014
Accrued warranty	$3,118	$4,584
Accrued payroll obligations	8,027	10,620
Unearned revenue	8,444	9,998
Accrued other	7,270	8,244

	$26,859	$33,446

Changes in the Company’s product warranty liability during the years ended December 31, 2015, 2014, and 2013 are as follows (in thousands):

	Years Ended December 31,
Warranty reserve for the period ended:	2015	2014	2013
Balance at beginning of period	$6,424	$8,695	$11,639
Provisions charged to costs and expenses	4,651	4,763	3,517
Settlements	(4,364)	(5,288)	(4,779)
Adjustments to pre-existing warranties	(661)	(1,118)	(1,520)
Effect of foreign currency translation	(717)	(628)	(162)

Balance at end of period	$5,333	$6,424	$8,695

Unearned revenue as of December 31, 2015 and 2014 relates to amount of approximately $5.9 million and $6.8 million, respectively, deferred under a contract to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela (see Note 17). The Company accounts for this project under the completed contract method. The remainder of unearned revenue as of December 31, 2015 and 2014 relates primarily to advance payments by customers, amounting to $2.1 million and $2.6 million, respectively, and to purchased extended warranties by customers, amounting to $0.4 million and $2.2 million, respectively.

10. Income Taxes

Income (loss) before income taxes, equity share in income of unconsolidated affiliates, and non-controlling interests for U.S. and foreign-based operations is shown below (in thousands):

	Years Ended December 31,
	2015	2014	2013
U.S.	$(25,394)	$(9,888)	$(4,037)
Foreign	(12,245)	(42,914)	7,125

Income from operations before income taxes and non-controlling interests	$(37,639)	$(52,802)	$3,088

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2015	2014	2013
Current:
Federal	$0	$0	$(138)
State	13	11	5
Foreign	1,558	3,387	5,638

	1,571	3,398	5,505

Deferred:
Federal and state	(5,530)	(2,169)	2,565
Foreign	(3,354)	(2,842)	(2,945)
Change in valuation allowance	16,834	2,223	(1,559)

	7,950	(2,788)	(1,939)

Total provision for income taxes	$9,521	$610	$3,566

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2015	2014
Deferred Tax Assets:
Federal and State NOL Carryovers	$28,984	$29,705
Federal Tax Credit Carryover	5,368	1,665
Foreign NOL and credit Carryovers	9,817	9,804
Inventory reserves	4,490	5,273
Accrued Expenses	1,416	3,269
Intangible Assets	9,515	6,355
Other, net	6,277	4,449
Valuation allowance	(63,430)	(47,317)

Total Deferred Tax Asset	2,437	13,203
Fixed assets and intangibles	1,364	596

Net deferred Tax Asset	$3,801	$13,799
Deferred assets – noncurrent	$4,552	$14,564
Deferred tax liabilities – noncurrent	$(751)	$(765)

Based upon the substantial net operating loss carryovers and a recent history of losses incurred in certain jurisdictions, management cannot conclude that it is more likely than not that the deferred tax assets in the U.S. and certain foreign jurisdictions will be realized. Accordingly, a valuation allowance has been recorded to offset these amounts. The balance of the total valuation allowance was $63.4 million and $47.3 million as of December 31, 2015 and 2014, respectively. In addition, the Company expects to maintain a full valuation allowance of substantially all of its net deferred tax assets in the U.S. and certain foreign jurisdictions until it can sustain a level of profitability that demonstrates its ability to utilize the assets. During the quarter ended March 31, 2015, the Company recorded a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of the year in Italy, as the Company has determined that is more likely than not that these assets will not be realized in the foreseeable future. This conclusion was based on the weight of the available positive and negative evidence, including that the Company incurred a three-year cumulative loss in Italy (after adjustments required for tax purposes) as of December 31, 2015.

The Company has federal net operating loss carryforwards of approximately $85.6 million that expire between 2020 and 2035. The Company also has state net operating loss carryforwards of approximately $35.3 million that expire between 2016 and 2035. The Company has net operating loss carryforwards in foreign jurisdictions of approximately $25.6 million that begin to expire in 2016. The Company has research tax credit carryforwards for Federal Income Tax purposes of approximately $2.4 million that expire between 2028 and 2035. The Company also has research and development credit carryforwards for state income tax purposes of approximately $3.0 million, which do not expire for tax reporting purposes. The Company also has $5.2 million of U.S. foreign tax credits that begin to expire in 2017. The Company has tax credits in foreign jurisdictions of $2.0 million that begin to expire in 2021.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Not included in the deferred tax assets as of December 31, 2015 is approximately $1.9 million of excess tax benefits related to employee stock compensation. If and when realized, the tax benefit of these assets will be accounted for as a credit to additional paid-in capital, rather than a reduction of the income tax provision.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is based on the consolidated income from operations before income taxes, equity share in income of unconsolidated affiliates, non-controlling interests and extraordinary gain as follows:

	Years Ended December 31,
	2015	2014	2013
Federal statutory income tax rate	(34.0)%	(34.0)%	34.0%
Permanent differences	9.5	0.3	(0.8)
Valuation Allowance	44.9	4.2	(50.5)
Goodwill impairment	6.2	20.4	0.0
Foreign tax rate differential	1.5	6.0	17.7
Expiration of NOL’s	0.3	1.6	6.8
State tax, net of federal benefit	(0.9)	(0.8)	(3.1)
Tax credits	(1.0)	(1.0)	(30.9)
Uncertain Tax Positions	3.0	1.9	151.3
Return to Accrual Adjustments	(4.2)	2.6	(8.7)
Other	0.0	0.0	(0.2)

Effective tax rate	25.3%	1.2%	115.6%

As of December 31, 2015, undistributed earnings, except with respect to a portion of undistributed earnings from the Company’s Italian subsidiaries, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Upon distributions of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company has accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested. It is not practical to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits may be available to reduce federal income taxes in the event of distribution. As of December 31, 2015, the Company has a deferred tax liability of less than $0.1 million for earnings that are deemed not to be indefinitely reinvested.

As of December 31, 2015 and 2014, the Company had approximately $14.9 million and $13.8 million, respectively, of unrecognized tax benefits.

The following table summarizes the activities related to the unrecognized tax benefits:

	At December 31,
	2015	2014	2013
Beginning Balance	$13,847	$12,920	$8,061
Increases related to current year tax positions	952	893	1,311
Increases related to prior year tax positions	80	34	3,735
Expiration of the statute of limitations for the assessment of taxes	0	0	(187)

Ending Balance	$14,879	$13,847	$12,920

The Company’s annual effective tax rate will be reduced if $1.0 million of the Company’s unrecognized tax benefits at December 31, 2015 are recognized. To the extent unrecognized tax benefits are recognized at a time such valuation allowance no

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

longer exists, the additional amount that would affect the effective tax rate is approximately $13.9 million. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various foreign and state jurisdictions with varying statutes of limitations. The Company is no longer subject to U.S. federal and state income tax examinations for years prior to 2010 and is no longer subject to tax examinations for significant foreign jurisdictions for years prior to 2008. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expenses. During 2015, there were $0.1 million of interest expense and penalties recorded in income tax expense, and at December 31, 2015, there was less than $0.3 million of accrued interest and penalties associated with uncertain tax positions.

In November 2015, the FASB issued a new accounting standard which simplifies the presentation of deferred income taxes. This update requires that deferred tax assets and liabilities be classified as non-current in a statement of financial position. This update may be applied prospectively or retrospectively to all periods presented. The Company has adopted this standard and has applied the requirements retrospectively to all periods presented. The adoption of this standard resulted in the reclassification of $9.3 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax assets, net and a reclassification of $0.2 million from current Deferred tax assets, net in the Consolidated Balance Sheet as of December 31, 2014 to noncurrent Deferred tax liabilities, net.

11. Debt

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2015	December 31, 2015	December 31, 2014
(a) Revolving lines of credit – Italy and Argentina	$7,354	$0	$0
(b) Revolving line of credit – USA.	30,000	0	0
(e) Other indebtedness	0	9	207

	$37,354	9	207
Less: current portion		9	207

Non-current portion		$0	$0

At December 31, 2015, the Company’s weighted average interest rate on outstanding debt was 6.95%. The Company is party to numerous significant credit agreements and other borrowings. All foreign denominated revolving lines of credit have been converted using the closing currency rate as of December 31, 2015.

(a) Revolving Lines of Credit – Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.2 million, which is unsecured, and $3.4 million that is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.9% to 3.9% as of December 31, 2015. At December 31, 2015 and 2014 there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $1.8 million. These lines are unsecured with no balance outstanding at December 31, 2015 and 2014. At December 31, 2015, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit – USA

As of December 31, 2015, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At December 31, 2015 and 2014, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was originally $20.0 million with an expiration date of April 30, 2015, which on April 30, 2015 was renewed to April 29, 2016 with a new aggregate principal amount of loans available at any time increased to $30.0 million. At the Company’s option, the loans will bear interest on either the applicable

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

LIBOR rate plus 2.0%, the bank’s prime rate plus 1.0% or the bank’s cost of funds rate plus 2.0%. The bank’s prime rate is a floating interest rate that may change as often as once a day. If any amounts under a loan remain outstanding after the loan’s maturity date, such amounts will bear interest at the bank’s prime rate plus 2.0%. In addition, this revolving credit facility carries a commitment fee of 0.5% of the average daily unused amount. The line of credit contains quarterly covenants which require the Company to maintain (1) a ratio of Net Debt/EBITDA for the then most recently concluded period of four consecutive fiscal quarters of the Company to be less than 2, (2) a consolidated net worth of at least $135.0 million, and (3) the Company shall not, and shall not permit any of its subsidiaries to create, incur, assume or permit to exist any Debt other than (i) debt of any such subsidiary owing to any other subsidiary or to the Company or (ii) debt for borrowed money in a total aggregate principal amount, the U.S. dollar equivalent of which does not exceed $75.0 million. At December 31, 2015, the Company was in compliance with these covenants.

(c) Other indebtedness

Other indebtedness includes a capital lease bearing interest at 6.95%.

12. Equity

(a) Shares Held in Treasury

As of December 31, 2015 and 2014, the Company also had 2,049,065 shares and 344,810 shares, respectively, held in treasury with a value of approximately $20.7 million, and $3.6 million, respectively. On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock for up to one year. As of December 31, 2015, 2,041,066 shares were repurchased under this program in the open market. The remainder of the treasury shares held by the Company at December 31, 2015 relates to 1,419 shares that came from the surrender of shares tendered for the exercise price in lieu of cash for the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

The Company matched employee contributions to its non-qualified deferred compensation plan up to an annual maximum of $12,500 per employee by purchasing shares of the Company’s common stock in the open market, with such match discontinued in 2009 (see Note 18). These shares are carried at cost and classified as a deduction of equity. The Deferred Compensation Plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

13. Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options, respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after date of grant. Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Bonus Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock are awarded to non-employee directors and normally vest in one year. In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years. When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Stock-based compensation expense for the years ended December 31, 2015, 2014, and 2013 was allocated as follows (in thousands):

	Years Ended December 31,
	2015	2014	2013
Cost of revenue	$48	$44	$36
Research and development expense	38	34	25
Selling, general and administrative expense	1,238	397	301

	$1,324	$475	$362

Excess tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options are recorded as an increase to additional paid-in capital if and when realized. The Company did not record any excess tax benefits in the years ended December 31, 2015, 2014, and 2013 because, due to the net operating loss carry forward position for United States income tax purposes, the Company has not realized excess tax benefits.

Stock-Based Compensation Activity – Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for 2015 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2014	127,900	$13.86	8.2 yrs	$23,627

Vested and exercisable at December 31, 2014	35,290	$15.76	7.3 yrs	$0

Granted	0	0
Exercised	0	0
Forfeited	(10,880)	12.72

Outstanding at December 31, 2015	117,020	$13.97	7.1 yrs	$0

Vested and exercisable at December 31, 2015	48,606	$14.87	6.7 yrs	$0

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the years ended December 31, 2015 and 2014, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, as there were no options exercised. During the year ended December 31, 2013, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $0.2 million, determined as of the date of option exercise.

As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.7 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested stock options was $0.7 million, expected to be recognized over a weighted-average period of 3.5 years.

The following table sets forth summarized information with respect to stock options outstanding, vested and exercisable at December 31, 2015:

Exercise Price Range:	Outstanding at December 31, 2015			Vested and Exercisable at December 31, 2015
	Number of Shares	Average Life (in years)	Average Price	Number of Shares	Average Price
$10.01 to $15.00	36,010	8.3	$10.37	7,202	$10.37
$15.01 to $20.00	81,010	6.6	15.57	41,404	15.65

	117,020	7.1	$13.97	48,606	$14.87

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the nine months ended December 31, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	145,000	$14.11	8.0 yrs
Granted	0	0
Exercised	0	0
Forfeited	(26,250)	14.52

Outstanding at December 31, 2015	118,750	$14.02	7.1 yrs

Vested and exercisable at December 31, 2015	49,875	$14.91	6.5 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period. Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock. If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end. As of December 31, 2015 and December 31, 2014, total liability related to phantom stock options was zero and less than $0.1 million, respectively.

Stock-Based Compensation Activity – Restricted Stock

A summary of the unvested restricted stock awards as of December 31, 2015 and the changes during the year then ended are presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2014	29,162	$10.75
Granted(1)	303,378	10.63
Vested	(28,681)	10.69
Forfeited	0

Unvested at December 31, 2015(1)	303,859	$10.65

(1)	Includes 261,000 restricted stock units

As of December 31, 2015, total unrecognized share-based compensation cost related to unvested restricted stock was $2.3 million, which is expected to be recognized over a weighted-average period of 2.1 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $0.1 million, expected to be recognized over a weighted-average period of approximately 0.6 years.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

14. Changes and reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Year Ended December 31, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	$0	$(26,403)	$(26,403)
Current period Other Comprehensive Income activity before reclassifications	0	(19,647)	(19,647)

Net current-period Other Comprehensive Loss	0	(19,647)	(19,647)
Net current-period Other Comprehensive Income attributable to non-controlling interest	0	1	1

Ending balance, December 31, 2015	$0	$(46,049)	$(46,049)

	Year Ended December 31, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2013	$55	$(494)	$(439)
Current period Other Comprehensive Income activity before reclassifications	(55)	(26,619)	(26,674)
Amounts reclassified from Accumulated Other Comprehensive Loss	0	691	691

Net current-period Other Comprehensive Loss	(55)	(25,928)	(25,983)
Net current-period Other Comprehensive Income attributable to non-controlling interest		19	19

Ending balance, December 31, 2014	$0	$(26,403)	$(26,403)

	Year Ended December 31, 2013 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2012	$(9)	$(2,051)	$(2,060)
Current period Other Comprehensive Loss activity before reclassifications	55	2,252	2,307
Amounts reclassified from Accumulated Other Comprehensive Income (Loss)	9	(695)	(686)

Net current-period Other Comprehensive Income	64	1,557	1,621

Ending balance, December 31, 2013	$55	$(494)	$(439)

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

	Amount Reclassified from Accumulated Other Comprehensive Loss (in thousands)
Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Affected Line Item in the Statement Where Net Income is Presented
Unrealized losses on available-for-sale securities	$0	$0	$9	Other Expense (Income), net
Foreign Currency Items:
– Foreign currency loss (gain) on available for sale securities	0	691	(429)	Other Expense (Income), net
– Foreign currency gain on sales of BRC Pakistan	0	0	(266)	Other Expense (Income), net

Total reclassifications for the period	$0	$691	$(686)

15. Impairments

The Company performs its annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, the Company determined that the proposed transaction with Westport (see Note 1) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting unit of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the reporting unit within the FSS Automotive segment, as well as for the reporting unit within the FSS Industrial segment.

As a result during the third quarter of 2015, the Company recognized, based on its best estimate, impairment charges of $3.3 million, in relation with its reporting unit located in Argentina within its FSS Automotive segment, and impairment charge of $3.7 million, in relation with its reporting unit located in the US within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2015. As a result, as of December 31, 2015, the Company had no goodwill on its Consolidated Balance Sheet.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $5.3 million and $1.5 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment and FSS Industrial segment, respectively.

The following table summarizes the impairment charges for each reporting unit/asset group by asset category (in thousand):

	Year Ended December 31, 2015
	Italy	US Industrial	US Automotive	Argentina	Total
Equipment and leasehold improvements	$2,590	$1,507	$326	$0	$4,423
Goodwill	0	3,658	0	3,357	7,015
Intangible assets	1,042	0	1,286	0	2,328

Total Impairments	$3,632	$5,165	$1,612	$3,357	$13,766

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

During the fourth quarter of 2015, the impairment analyses for goodwill was finalized and no changes were identified.

The 2015 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2015.

During the second quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the trading values of the Company’s stock at the time, and corresponding decline in the Company’s market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. As a result, the Company examined the Italian reporting units of its FSS Automotive segment, as well as the Canadian and Netherlands reporting units of its FSS Industrial segment. Based on the Company’s analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within the FSS Automotive segment, as well as for the two reporting units within the FSS Industrial segment.

As a result, during the second quarter of 2014, the Company recognized impairment charges of $33.1 million and $2.6 million, respectively, in relation with its two reporting units located in Italy within its FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with its two reporting units located in Canada and in the Netherlands within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the year ended December 31, 2014.

In addition, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $4.4 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment

The following table summarizes the impairment charges for each reporting unit by asset category (in thousand):

	Year Ended December 31, 2014
	Italy	US Automotive	Netherlands	Canada	Total
Equipment and leasehold improvements	$2,239	$439	$0	$0	$2,678
Goodwill	35,780	0	1,094	3,064	39,938
Intangible assets	1,017	708	0	0	1,725

Total Impairments	$39,036	$1,147	$1,094	$3,064	$44,341

During the year ended December 31, 2014, the impairment analyses for goodwill was finalized and no changes were identified.

During the fourth quarter of 2014, the Company tested the remaining goodwill balance. The fair values of the Company’s reporting units exceeded the respective carrying values and, consequently, no further impairments were identified during the fourth quarter of 2014.

The 2014 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2014.

In connection with these impairment charges, the Company recognized a tax benefit of approximately $1.1 million for the twelve months ended December 31, 2014.

These impairments in 2015 and 2014 were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

For the year ended December 31, 2013, the Company recorded no impairments.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

16. Loss Per Share

The following table sets forth the computation of basic and diluted income per share (in thousands, except share and per share data):

	Years Ended December 31,
	2015	2014	2013
Numerator:
Net loss attributable to Fuel Systems	$(47,135)	$(53,416)	$(460)

Denominator:
Denominator for basic earnings per share – weighted average number of shares	18,486,083	20,074,773	20,073,360
Effect of dilutive securities:
Employee stock options	0	0	0
Unvested restricted stock	0	0	0
Shares held in escrow	0	0	0

Dilutive potential common shares	18,486,083	20,074,773	20,073,360

Basic loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)

Diluted loss per share:
Net loss per share attributable to Fuel Systems	$(2.55)	$(2.66)	$(0.02)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted EPS:

	Years Ended December 31,
	2015	2014	2013
Anti-dilutive instruments excluded from computation of diluted net loss per share:
Options	117,020	87,217	10,143
Restricted stock	205,989	11,418	4,213
Shares held in escrow	0	0	1,100

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

17. Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the consolidated balance sheets at December 31, 2015 and 2014 representing related party transactions with the Company.

	As of
	December 31, 2015	December 31, 2014
Current Receivables with related parties:
Bianco S.p.A.(a)	$249	$266
IMCOS Due S.r.L(b)	32	0
Others(c)	6	0
Ningbo Topclean Mechanical Technology Co. Ltd.(d)	0	131
Current Receivables with JVs and related partners:
PDVSA Industrial S.A.(e)	1,445	4,697
Ideas & Motion S.r.L.(f)	29	0

	1,761	5,094
Less Allowance on Doubtful Accounts
PDVSA Industrial S.A.(e)	(1,445)	0

	$316	$5,094

Current Payables with related parties:
TCN Vd S.r.L.(g)	$773	$787
Europlast S.r.L.(h)	647	901
TCN S.r.L.(i)	555	724
A.R.S. Elettromeccanica(j)	366	200
Grosso, de Rienzo, Riscossa, Di Toro e Associati(k)	104	101
Others(c)	43	9
IMCOS Due S.r.L.(b)	13	0
Ningbo Topclean Mechanical Technology Co. Ltd.(d)	13
Erretre S.r.L.(l)	11	14
Current Payable with JVs and related partners:
Ideas & Motion S.r.L.(f)	0	8

	$2,525	$2,744

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (i) below).
(b)	IMCOS Due S.r.L. is 100% owned by the Company’s Chief Executive Officer along with his brother Pier Antonio Costamagna and their immediate family.
(c)	Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (30% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), Delizie Bakery S.r.L. (100% owned by IMCOS Due S.r.L, see note (k) below), and Galup S.r.L. (90% owned by TCN S.r.L., see note (h) below).
(d)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (c) above).
(e)	PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company. Due to uncertainty as to the collectability of the above receivable, it has been fully written off in the amount of $1,445.
(f)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(g)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (i) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(i)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(j)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (c) above).
(k)	Marco Di Toro, a former director of the Company who resigned effective March 4, 2016, is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(l)	Erretre S.r.L. is 70% owned by the Company’s Chief Executive Officer’s immediate family.

	(in thousands) Years Ended December 31,
	2015		2014		2013
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related Party Company:
TCN Vd S.r.L	$1,920	$22	$2,162	$33	$2,933	$11
Europlast S.r.L.	1,886	7	3,032	1	3,877	12
A.R.S. Elettromeccanica	1,300	16	1,458	0	1,630	0
TCN S.r.L	1,131	0	2,605	0	3,159	0
Ningbo Topclean Mechanical Technology	1,098	0	913	0	1,383	0
Grosso, de Rienzo, Riscossa, Di Toro e Associati	162	0	274	0	170	0
Erretre S.r.L.	138	2	190	8	210	3
Others	108	137	37	35	30	27
Bianco S.p.A.	1	577	38	836	15	568
JVs and related partners:
Ideas & Motions S.r.L	0	83	167	11	273	0
Rohan BRC(a)	0	0	0	0	290	2,358
PDVSA Industrial S.A.	0	3	0	6,820	0	3,037

	$7,744	$847	$10,876	$7,744	$13,970	$6,016

(a)	Amounts represent purchases and sales prior to the acquisition that closed on September 13, 2013 (see Note 3).

Other Transactions with Related Parties

Amounts presented above for purchases from, and sales to, related parties were corrected following the identification of a disclosure error in the applicable section of the Related Party Transactions note to the consolidated financial statements for the year ended December 31, 2014 included in the Company’s Form 10-K filed on March 12, 2015. The Company identified the presentation of incorrect amounts in Euro instead of US Dollars for purchases from, and sales to, related parties for the year ended December 31, 2014 in the applicable table of the above-mentioned note. These errors were identified and presented correctly in the Proxy statement mailed out to the Company’s shareholders on April 14, 2015. These errors, which represented a total change of $2.7 million for purchases and $1.9 million for sales, are not considered material to the previously issued financial statements and are presented corrected in the above table.

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company paid IMCOS Due S.r.L. lease payments of $2.5 million, $2.7 million, and $2.1 million in 2015, 2014, and 2013, respectively. In April 2014, IMCOS Due S.r.L. purchased two properties from a third party, which are currently being leased by the Company. In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L., which resulted in write offs of leasehold improvements for approximately $2.0 million. In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. This amount is reflected in other (expense) income, net for the year ended December 31, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of December 31, 2015, approximately $65 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet. After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, that the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015. All costs which were not billed to the new tenant by Company were reimbursed by IMCOS Due to the Company at the end of February 2016.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company paid Immobiliare 4 Marzo S.a.s. lease payments of $0.3 million, $0.3 million, and $0.4 million in 2015, 2014, and 2013, respectively. The term of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. In connection with this agreement, the Company determined it would be in a loss position at its completion, and accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue in the third quarter of 2015. As of December 31, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $5.9 million and $5.9 million, respectively. As of December 31, 2014 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $6.6 million and $6.8 million, respectively. At December 31, 2015 and 2014, an advance payment from PDVSA of $0.0 million and $0.8 million, respectively, is included in accrued expenses.

18. Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment. Future minimum lease commitments under non-cancelable leases at December 31, 2015 are as follows (in thousands):

Years Ending December 31,	Third Party Obligations	Related Party Obligations(1)	Total Obligations
2016	$3,639	$2,359	$5,998
2017	2,719	2,217	4,936
2018	2,007	1,770	3,777
2019	489	1,482	1,971
2020	0	803	803
Thereafter	0	78	78

Total	$8,854	$8,709	$17,563

(1)	See Note 17

Total rental expense under the operating leases for 2015, 2014, and 2013 was approximately $6.8 million, $8.2 million, and $8.0 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

(b) Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”). In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM. Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 payable on December 31, 2015. Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date. Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

On December 16, 2015, Mariano Costamagna entered in an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) April 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company went through a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of December 31, 2015 and 2014 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the years ended December 31, 2015 and 2014:

	As of
	December 31, 2015				December 31, 2014
Accrued Employee Severance (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Balance at beginning of period	$81	$48	$108	$237	$0	$0	$0	$0
Expenses(1)	100	2,836	0	2,936	631	2,809	110	3,550
Payments	(181)	(2,214)	(78)	(2,473)	(550)	(2,761)	(2)	(3,313)
Effect of foreign currency translation	0	(16)	0	(16)	0	(0)	(0)	(0)

Balance at end of period	$0	$654	$30	$684	$81	$48	$108	$237

(1)	Total expenses for the year ended December 31, 2015 for FSS Automotive are net of an adjustment to severance of approximately $39 thousand in relation with settlement at advantageous conditions.

	Year Ended December 31, 2015				Year Ended December 31, 2014
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Employee Severance	$100	$2,836	$0	$2,936	$631	$2,809	$110	$3,550
Long-lived and other assets write-off	0	1,518	0	1,518	0	2,480	0	2,480

Total Restructuring Costs	$100	$4,354	$0	$4,454	$631	$5,289	$110	$6,030

For the year ended December 31, 2013, the Company did not incur any restructuring costs.

(c) Investment and Tax Savings Plan

The Company has two registered pension plans which provide defined contribution benefits to some of its employees.

In Canada, the Company provides employee and Company funded defined contribution benefits to its employees (the “Canadian Plan”). Full-time employees are eligible to participate on the first day of any month on or after the completion of one year of continuous employment. Part-time employees are eligible to participate on the first day of any month on or after the completion of two years of continuous employment.

Under the Canadian Plan employees are required to contribute an amount equal to 0.5 percent up to 4 percent of their earnings, with the Company contributing an amount equal to the employee required contributions, up to a maximum of $4,000 per year. Incremental voluntary contributions by the employees are permitted as long as the total contributions to the plan do not exceed the limits specified under the Canadian Income Tax Act. Approximately 57% of the Canadian employees of the above-mentioned entities

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

were enrolled in this plan as of December 31, 2015. Employer contributions were approximately $0.2 million, $0.2 million, and $0.2 million, in each of the twelve months periods ended December 31 2015, 2014, and 2013, respectively.

The Company’s Investment and Tax Savings Plan (the “401(k) plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The 401(k) plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All U.S. employees who are at least age twenty-one or older are eligible to participate in the 401(k) plan immediately and can enter the 401(k) plan on the first day of each month. Eligible employees of the Company who elect to participate in the 401(k) plan may contribute into the plan from 1% to 100% of compensation. The Company’s matching contributions are discretionary and match 100% on the first 3% of the elective salary deferrals. Approximately 62% and 66% of eligible employees were enrolled in the 401(k) plan at December 31, 2015 and December 31, 2014, respectively. Employer contributions were $.01 million, $0.1 million, and $0.2 million for 2015, 2014, and 2013, respectively.

(d) Deferred Compensation Plan

The Company had a non-qualified deferred compensation plan which, was terminated in the second quarter of 2014, whereby selected key employees and directors may elect to defer a portion of their compensation each year. This plan was administered by a third party plan administrator. Employee contributions were invested in mutual funds and consequently considered to be traded instruments. The Company matched 50% of the employee contribution up to an annual maximum of $12,500. Participants in the plan were 25% vested in the amount of the Company matching contributions upon attaining two years of service, with an additional 25% vested for each additional year of service thereafter. The Company match was discontinued in 2009. This plan was terminated during the second quarter of 2014 and the funds were distributed in July 2015.

The Company consolidated the assets of the deferred compensation plan as part of the Company’s assets at the end of each quarter, which were classified as short-term investments on the Company’s balance sheet as of December 31, 2014, following termination of the plan. At December 31, 2015 and 2014, the assets under the plan were zero and $0.6 million, respectively. At December 31, 2015 and 2014 the liabilities under the plan were zero and $0.7 million, respectively.

(e) Severance Funds

Italian law requires companies to make a mandatory termination payment called the Trattamento di Fine Rapporto (“TFR”) to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation, or layoff. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if employment ceased immediately. During 2015, 2014, and 2013, the Company had recorded approximately $1.6 million, $1.9 million, and $2.4 million, respectively, in expense for TFR and has a long-term liability accrued in the amount of $3.4 million, and $4.1 million as of December 31, 2015 and 2014, respectively. This liability for severance indemnities relates to the Company’s employees in Italy.

19. Business Segment and Geographic Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation (automotive OEM and aftermarket) and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Financial Information by Business Segment. Financial information by business segment follows (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
FSS Industrial	$95,152	$104,435	$123,351
FSS Automotive	168,245	234,693	276,490

Total	$263,397	$339,128	$399,841

	Years Ended December 31,
Operating Income (Loss):	2015	2014	2013
FSS Industrial	$2,467	$4,217	$9,811
FSS Automotive	(21,136)	(49,767)	1,117
Corporate Expenses	(18,808)	(8,669)	(6,519)

Total	$(37,477)	$(54,219)	$4,409

	As of December 31,
Total Assets:	2015	2014
FSS Industrial	$106,295	$126,384
FSS Automotive	152,318	211,788
Corporate(1)	148,176	175,980
Eliminations	(178,350)	(190,147)

Total	$228,439	$324,005

(1)	Represents corporate balances not allocated to either of the business segments and primarily includes investments in the subsidiaries, which eliminate in consolidation.

	Years Ended December 31,
Capital Expenditures:	2015	2014	2013
FSS Industrial	$1,624	$3,124	$2,679
FSS Automotive	5,793	10,583	6,559
Corporate	0	19	268

Total	$7,417	$13,726	$9,506

Geographic Information.

The Company’s geographic information for revenue to unaffiliated customers and long-lived assets is shown below. The basis for determining revenue is the geographic location of the customer. Long-lived assets represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Years Ended December 31,
Revenue:	2015	2014	2013
North America:
United States	$76,284	$87,224	$113,674
Canada	4,194	5,144	5,044
Europe:
Italy	47,000	51,294	74,987
All other(1)	64,574	88,223	78,219
Asia & Pacific Rim(1)	32,201	42,829	66,577
Latin America(1)	39,144	64,414	61,340

Total	$263,397	$339,128	$399,841

(1)	No one country represents more than 10% of total consolidated revenue.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

	As of December 31,
Long-Lived Assets:	2015	2014
North America:
United States	$2,819	$4,724
Canada	3,791	5,070
Europe:
Italy	23,845	34,896
All other(1)	422	667
Asia & Pacific Rim(1)	2,757	588
Latin America(1)	1,949	2,992

Total	$35,583	$48,937

(1)	No one country represents more than 10% of total consolidated long-lived assets.

20. Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

In 2015, 2014, and 2013, no customers represented more than 10.0% of the consolidated sales.

Accounts Receivable

At December 31, 2015 and 2014, no customers represented more than10.0% of the consolidated account receivable.

Purchases

During 2015, 2014, and 2013, no suppliers represented more than 10.0% of the consolidated purchases of raw materials and services. In 2015, 2014, and 2013, ten suppliers accounted for approximately 29.1%, 23.0%, and 26.7%, respectively, of consolidated purchases of raw materials and services.

Cash

Operating cash balances held at non-U.S. banks, primarily in Europe, represent 73.1% and 57.3% of the Company’s consolidated cash and cash equivalents at December 31, 2015 and 2014, respectively.

21. Supplementary Cash Flow Information

Supplementary cash flow information for 2015, 2014, and 2013 is as follows (in thousands):

	Years Ended December 31,
Supplementary Cash Flow Information:	2015	2014	2013
Interest paid	$213	$445	$18
Taxes paid (including franchise taxes)	$1,247	$2,879	$10,946
Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$17	$282	$725

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

22. Quarterly Results of Operations

A summary of the unaudited quarterly consolidated results of operations follows (in thousands, except per share amounts).

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2015	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$63,292	$67,185	$65,595	$67,325
Cost of revenue	48,768	52,232	50,460	52,563
Gross profit	14,524	14,953	15,135	14,762
Operating expenses	18,976	20,220	36,438 (a)	21,217 (b)
Operating loss	(4,452)	(5,267)	(21,303)	(6,455)
Interest income (expense), net	(7)	36	(14)	(36)
Net loss attributable to Fuel Systems Solutions, Inc.	(11,870)	(5,998)	(22,370)	(6,897)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.62)	$(0.32)	$(1.24)	$(0.38)
Diluted	$(0.62)	$(0.32)	$(1.24)	$(0.38)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2014	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$81,296	$87,391	$85,077	$85,364
Cost of revenue	63,895	69,539	65,101	65,936
Gross profit	17,401	17,852	19,976	19,428
Operating expenses	19,683	65,759 (c)	21,365	22,069 (d)
Operating loss	(2,282)	(47,907)	(1,389)	(2,641)
Interest income (expense), net	13	(27)	116	49
Net (loss) income attributable to Fuel Systems Solutions, Inc.	(2,006)	(44,190)	(3,207)	(4,013)
Net (loss) income per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.10)	$(2.20)	$(0.16)	$(0.20)
Diluted	$(0.10)	$(2.20)	$(0.16)	$(0.20)

(a)	Includes impairment charges for approximately $13.8 million (see Note 15).
(b)	Includes cost for work force reduction of approximately $0.5 million and for write off in connection with facility closing for approximately $0.5 million (see Note 18).
(c)	Includes impairment charges for approximately $44.3 million (see Note 15).
(d)	Includes cost for work force reduction of approximately $0.1 million and for write off in connection with facility closing for approximately $2.0 million (see Note 18).

23. Subsequent Events

Amendment to Merger Agreement

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement (see Note 1). This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment.

FUEL SYSTEMS SOLUTIONS, INC.

SCHEDULE II—VALUATION ACCOUNTS

(in thousands)

	Balance at beginning of period	Additions (reductions) charged to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ended:
December 31, 2015	$3,129	$305	$(429)	$3,005
December 31, 2014	$3,993	$306	$(1,170)	$3,129
December 31, 2013	$4,349	$583	$(939)	$3,993
Deferred tax valuation allowance for the period ended:
December 31, 2015	$47,317	$16,834	$(721)	$63,430
December 31, 2014	$44,508	$2,224	$585	$47,317
December 31, 2013	$46,284	$2,211	$(3,987)	$44,508

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$48,541	$60,162
Accounts receivable, less allowance for doubtful accounts of $2,502 and $3,005 at March 31, 2016 and December 31, 2015, respectively	45,838	44,524
Inventories	75,244	62,717
Other current assets	15,466	15,523
Short-term investments	1,000	1,000
Related party receivables, net	303	316

Total current assets	186,392	184,242

Equipment and leasehold improvements, net	35,795	35,583
Deferred tax assets, net	4,695	4,552
Intangible assets, net	2,620	2,680
Other assets	1,428	1,382

Total Assets	$230,930	$228,439

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$35,718	$34,117
Accrued expenses	28,819	26,859
Income taxes payable	647	233
Term loans and debt	35	9
Related party payables	2,110	2,525

Total current liabilities	67,329	63,743
Other liabilities	10,090	9,858
Term loans and debt	111	0
Deferred tax liabilities, net	754	751

Total Liabilities	78,284	74,352

Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at March 31, 2016 and December 31, 2015	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,143,108 issued and 18,094,043 outstanding at March 31, 2016 and December 31, 2015, respectively	20	20
Additional paid-in capital	322,535	322,144
Shares held in treasury, 2,049,065 shares at March 31, 2016 and December 31, 2015, respectively	(20,742)	(20,742)
Accumulated Deficit	(107,760)	(101,286)
Accumulated other comprehensive loss	(41,407)	(46,049)

Total Equity	152,646	154,087

Total Liabilities and Equity	$230,930	$228,439

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended March 31,
	2016	2015
Revenue	$56,142	$63,292
Cost of revenue	41,505	48,768

Gross profit	14,637	14,524
Operating expenses:
Research and development expense	5,249	5,263
Selling, general and administrative expense	14,516	13,713

Total operating expenses	19,765	18,976

Operating loss	(5,128)	(4,452)
Other (expense) income, net	(583)	983
Interest expense, net	(12)	(7)

Loss from operations before income taxes and non-controlling interest	(5,723)	(3,476)
Income tax expense	(751)	(8,351)

Net loss	(6,474)	(11,827)
Less: Net income attributable to non-controlling interest	0	(43)

Net loss attributable to Fuel Systems Solutions, Inc.	(6,474)	(11,870)

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.36)	$(0.62)

Diluted	$(0.36)	$(0.62)

Number of shares used in per share calculation:
Basic	18,094,043	19,194,976

Diluted	18,094,043	19,194,976

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands); (Unaudited)

	Three Months Ended March 31,
	2016	2015
Net loss	$(6,474)	$(11,827)
Other comprehensive loss, net of tax except for foreign currency items:
Foreign currency translation adjustments	4,642	(15,586)

Other comprehensive loss, net of tax except for foreign currency items	4,642	(15,586)

Comprehensive loss	(1,832)	(27,413)
Less: net comprehensive income attributable to the non-controlling interest	0	(8)

Comprehensive loss attributable to Fuel Systems Solutions, Inc.	$(1,832)	$(27,421)

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands); (Unaudited)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss attributable to Fuel Systems Solutions, Inc.	$(6,474)	$(11,870)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and other amortization	2,015	2,379
Amortization of intangibles arising from acquisitions	190	473
Provision for doubtful accounts	79	179
Write down of inventory	782	455
Deferred income taxes	(75)	7,776
Unrealized loss (gain) on foreign exchange transactions	367	(610)
Compensation expense related to equity awards	391	121
Loss on disposal of equipment and other assets	0	222
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(128)	308
Increase in inventories	(10,968)	(4,145)
Decrease (increase) in other current assets	337	(2,307)
Decrease (increase) in other assets	11	(214)
Increase (decrease) in accounts payable	624	(4,308)
Increase in income taxes payable	384	153
Increase in accrued expenses and long-term liabilities	1,176	180
Receivables from/payables to related parties, net	(478)	319

Net cash used in operating activities	(11,767)	(10,889)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(935)	(1,787)
Redemption of investments at maturity	0	5,000
Purchase of investments	0	(6,000)
Other	102	310

Net cash used in investing activities	(833)	(2,477)

Cash flows from financing activities:
Payments on term loans and other loans	(31)	(6)
Increase in treasury shares (share repurchase program)	0	(10,935)

Net cash used in financing activities	(31)	(10,941)

Net decrease in cash and cash equivalents	(12,631)	(24,307)
Effect of exchange rate changes on cash	1,010	(3,050)

Net decrease in cash and cash equivalents	(11,621)	(27,357)
Cash and cash equivalents at beginning of period	60,162	85,180

Cash and cash equivalents at end of period	$48,541	$57,823

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$222	$72

See accompanying notes to condensed consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2016

(Unaudited)

1. Basis of Presentation

The accompanying condensed consolidated balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements included in the Fuel Systems Solutions, Inc. (“Fuel Systems” or “the Company”) 2015 Annual Report on Form 10-K. The accompanying condensed consolidated financial statements as of and for the periods ended March 31, 2016 and 2015 are unaudited and reflect all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial position and operating results for the interim periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, contained in Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the original terms of the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments.

On March 6, 2016 the Company entered into an Amendment to the Merger Agreement. This Amendment changed the exchange ratio from 2.129 shares to a range of 3.0793 to 2.129 shares depending on the weighted average price of Westport shares as defined by the Amendment. Consummation of the merger is subject to various closing conditions.

The Company designs, manufactures and supplies alternative fuel components and systems for use in the transportation, industrial and power generation industries on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

The condensed consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the twelve months ending December 31, 2016, or for any future period.

2. Recent Accounting Standards

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers. The core principle of the guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning in 2018, with early adoption permitted in the beginning of 2017. This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the effect that adopting this new accounting guidance will have on the Company’s consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition. The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. The adoption of this standard did not impact the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers, related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control, only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in clause (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The adoption of this standard did not impact the Company’s financial statements.

In August 2015, the FASB issued a new accounting standard, which simplifies the measurement of inventory by requiring certain inventory to be measured at the “lower of cost and net realizable value” and the previous parameters for “market value” will be eliminated. The new accounting standard defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” The standard will be effective for fiscal years beginning after December 15, 2016, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this new guidance on its financial statements.

In February 2016, the FASB issued a new lease accounting standard. The key objective of the new standard is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, a dual model has been retained, with leases to be designated as operating leases or finance leases. Expenses will be recognized on a straight-line basis for operating leases, and a front-loaded basis for finance leases. For public entities, the new standard is effective for periods beginning after December 15, 2018, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. The Company is currently evaluating the impact of the new standard on its financial statements.

In March 2016, the FASB issued amendments to simplify several aspects of the accounting for share-based payment transactions through ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” The amendments simplify areas such as income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, and interim periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The application of this guidance is not expected to have a material impact on the Company’s financial statements.

3. Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Condensed Consolidated Statements of Operations.

Cash, cash equivalents, and marketable securities consist of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Cash and cash equivalents:
Cash	$41,468	$48,343
Money market funds	7,073	11,819

Total cash and cash equivalents	$48,541	$60,162

Investments:
Other investments, held to maturity:
Time deposits(1)	1,000	1,000

Total investments	$1,000	$1,000

Short-term investments	$1,000	$1,000

Note (1):	At March 31, 2016 and December 31, 2015, these amounts represent one Bank of America certificate of deposit (no interest if withdrawn before maturity): a $1.0 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate.

At March 31, 2016 and December 31, 2015, restricted cash included in other assets was approximately $0.4 million and $0.4 million, respectively.

4. Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or non-recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact business and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and marketable securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

	As of March 31, 2016	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$7,073	$7,073	$0	$0
Other investments, held to maturity:
Time deposits	1,000	0	1,000	0

Total	$8,073	$7,073	$1,000	$0

	As of December 31, 2015	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$11,819	$11,819	$0	$0
Other investments, held to maturity:
Time deposits	1,000	0	1,000	0

Total	$12,819	$11,819	$1,000	$0

5. Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Raw materials and parts	$50,967	$41,268
Work-in-process	1,938	1,875
Finished goods	21,403	18,462
Inventory on consignment	936	1,112

Total inventories	$75,244	$62,717

6. Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of
	March 31, 2016	December 31, 2015
Dies, molds, and patterns	$5,207	$4,964
Machinery and equipment	58,759	56,108
Office furnishings and equipment	20,463	19,787
Automobiles and trucks	4,542	4,121
Leasehold improvements	16,437	15,881

Total equipment and leasehold improvements	105,408	100,861
Less: accumulated depreciation	(69,613)	(65,278)

Equipment and leasehold improvements, net of accumulated depreciation	$35,795	$35,583

Depreciation expense related to equipment and leasehold improvements was approximately $2.0 million and $2.4 million for the three months ended March 31, 2016 and 2015, respectively.

7. Intangibles

At March 31, 2016 and December 31, 2015, intangible assets consisted of the following (in thousands):

	WT Average Remaining Amortization period (in years)	As of March 31, 2016			As of December 31, 2015
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.5	$24,115	$(23,266)	$849	$23,551	$(22,693)	$858
Customer relationships	12.2	18,079	(16,669)	1,410	17,800	(16,383)	1,417
Trade name	6.1	3,953	(3,592)	361	3,810	(3,405)	405

Total		$46,147	$(43,527)	$2,620	$45,161	$(42,481)	$2,680

Amortization expense related to existing technology and customer relationships of $0.1 million and $0.4 million for the three months ended March 31, 2016 and 2015, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements of $0.1 million and $0.1 million for three months ended March 31, 2016 and 2015, respectively, is reported as a component of operating expenses.

Amortization expense for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
Nine months ending December 31, 2016	$491
2017	509
2018	370
2019	297
2020	266
2021	228
Thereafter	459

$2,620

8. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Changes in the Company’s product warranty liability during the three months ended March 31, 2016 and 2015 are as follows (in thousands):

	Three Months Ended March 31,
	2016	2015
Balance at beginning of period	$5,333	$6,424
Provisions charged to costs and expenses	877	703
Settlements	(267)	(941)
Adjustments to pre-existing warranties	(860)	(382)
Effect of foreign currency translation	236	(441)

Balance at end of period	$5,319	$5,363

9. Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2016 was (13.1)% compared to an effective tax rate of (240.2)% for the three months ended March 31, 2015.

The Company operates in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is primarily a result of the fluctuation of earnings in the various jurisdictions and losses incurred in the United States and certain foreign jurisdictions (“loss jurisdictions”) for which no tax benefit has been recorded.

For the three months ended March 31, 2015, our effective tax rate was impacted by a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of 2015 in Italy, as the Company has determined that it is more likely than not that these assets will not be realized in the foreseeable future. This conclusion was based on the weight of the available positive and negative evidence, including the three year cumulative loss recorded in Italy (after adjustments required for tax purposes) as of 2015.

The Company believes that the likelihood of recoverability of the net deferred tax assets in the loss jurisdictions is less than the “more likely than not” threshold, in addition to the valuation allowance recorded in connection with the deferred tax assets in Italy in the first quarter of 2015, a valuation allowance is maintained on the entire domestic and certain foreign jurisdictions deferred tax assets.

For the three months ended March 31, 2016 and 2015 the Company incurred a pre-tax loss of approximately $8.5 million and $5.0 million, respectively, in the loss jurisdictions.

As of March 31, 2016, the Company had approximately $14.9 million of unrecognized tax benefits. There was no significant change in unrecognized tax benefits for the three months ended March 31, 2016. Although it is reasonably possible that our unrecognized tax benefits will change over the next 12 months, the Company does not anticipate such changes to have a significant impact on our income tax expense due to the valuation allowance position maintained in certain jurisdictions.

10. Debt Payable

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of March 31, 2016	March 31, 2016	December 31, 2015
(a) Revolving lines of credit – Italy and Argentina	$9,333	$0	$0
(b) Revolving line of credit – USA	30,000	0	0
(c) Other indebtedness		146	9

	$39,333	146	9
Less: current portion		35	9

Non-current portion		$111	$0

At March 31, 2016, the Company’s weighted average interest rate on outstanding debt was 11.0%. The Company is party to numerous credit agreements and other borrowings. All foreign currency denominated revolving lines of credit have been converted using the closing currency rate as of March 31, 2016.

(a) Revolving Lines of Credit – Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.3 million, which is unsecured, and $4.4 million which is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 0.8% to 3.8% as of March 31, 2016. At March 31, 2016 and December 31, 2015, there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $2.6 million. These lines are unsecured with no balance outstanding at March 31, 2016 and December 31, 2015. At March 31, 2016, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit – USA

As of March 31, 2016, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At March 31, 2016 and December 31, 2015, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was $30.0 million with a maturity date of April 29, 2016. The Company did not renew this agreement. At March 31, 2016, the Company was in compliance with the covenants as defined by the agreement.

(c) Other indebtedness

Other indebtedness includes a capital lease bearing interest at 11.0%.

11. Equity

The following table summarizes the changes in equity for the three month period ended March 31, 2016 (in thousands, except for share amounts):

	Fuel Systems Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance, December 31, 2015	18,094,043	$20	$322,144	$(20,742)	$(101,286)	$(46,049)	$154,087
Net loss	0	0	0	0	(6,474)	0	(6,474)
Foreign currency translation adjustment	0	0	0	0	0	4,642	4,642
Vesting of stock options	0	0	57	0	0	0	57
Issuance and vesting of restricted stock, net of shares withheld for employee tax	0	0	334	0	0	0	334

Balance, March 31, 2016	18,094,043	$20	$322,535	$(20,742)	$(107,760)	$(41,407)	$152,646

Shares Held in Treasury

As of March 31, 2016 and December 31, 2015, the Company had 2,049,065 shares, respectively, held in treasury with a value of approximately $20.7 million, respectively. On November 3, 2014, the Company’s Board of Directors approved a share repurchase program for up to $25.0 million of the Company’s common stock for up to one year. Under this program, 2,041,066 shares were repurchased in the open market. The remainder of the treasury shares held by the Company at March 31, 2016 relates to 1,419 shares that came from surrender of shares tendered for the exercise price in lieu of cash from the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

12. Changes and Reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Three Months Ended March 31, 2016 (in thousands)
	Unrealized Gains and (Losses) on Available-for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2015	0	(46,049)	(46,049)
Current period Other Comprehensive Income activity before reclassifications	0	4,642	4,642

Net current-period Other Comprehensive Income		4,642	4,642

Ending balance, March 31, 2016	0	(41,407)	(41,407)

	Three Months Ended March 31, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available-for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	0	(26,403)	(26,403)
Current period Other Comprehensive Income (Loss) activity before reclassifications	0	(15,586)	(15,586)

Net current-period Other Comprehensive Income (Loss)	0	(15,586)	(15,586)

Net current-period Other Comprehensive Income attributable to noncontrolling interest	0	35	35

Ending balance, March 31, 2015	0	(41,954)	(41,954)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

For the three months ended March 31, 2016 and 2015, there were no reclassifications out of Accumulated Other Comprehensive Loss.

13. Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after the date of the grant. Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock is awarded to non-employee directors and normally vests in one year. In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years. When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

Stock-based compensation expense for the three months ended March 31, 2016 and 2015 was allocated as follows (in thousands):

	Three Months Ended March 31,
	2016	2015
Cost of revenue	$12	$12
Research and development expense	14	9
Selling, general and administrative expense	365	100

	$391	$121

Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The Company has not recorded any excess tax benefits as a result of the net operating loss carry-forward position for United States income tax purposes.

Stock-Based Compensation Activity – Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for the three months ended March 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2015	117,020	$13.97	7.1 yrs	$0
Granted	0	0
Exercised	0	0
Forfeited	0	0

Outstanding at March 31, 2016	117,020	$13.97	6.9 yrs	$0

Vested and exercisable at March 31, 2016	48,606	$14.87	6.5 yrs	$0

The aggregate intrinsic value as of a particular date is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the three months ended March 31, 2016 and 2015, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, as there were no options exercised.

As of March 31, 2016, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.4 years. As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.4 million, expected to be recognized over a weighted-average period of 2.7 years.

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the three months ended March 31, 2016:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2015	118,750	$14.02	7.1 yrs
Granted	0	0
Exercised	0	0
Forfeited	0	0

Outstanding at March 31, 2016	118,750	$14.02	6.8 yrs

Vested and exercisable at March 31, 2016	49,875	$14.91	6.2 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period. Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock. If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end. As of March 31, 2016 and December 31, 2015, total liability related to phantom stock options were zero.

Stock-Based Compensation Activity – Restricted Stock and Restricted Stock Units

A summary of unvested restricted stock awards as of March 31, 2016 and changes during the three month period then ended are presented below.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2015	303,859	$10.65
Granted	30,000	5.68
Vested	0	0
Forfeited	(6,054)	8.26

Unvested at March 31, 2016(1)	327,805	$10.24

(1)	Includes 291,000 restricted stock units

As of March 31, 2016, total unrecognized stock-based compensation cost related to unvested restricted stock and restricted stock units was approximately $2.0 million, which is expected to be recognized over a weighted-average period of approximately 2.1 years. As of December 31, 2015, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $2.3 million, expected to be recognized over a weighted-average period of approximately 2.1 years.

14. Loss Per Share

The following table sets forth the computation of unaudited basic and diluted loss per share (in thousands, except share and per share data):

	Three Months Ended March 31,
	2016	2015
Numerator:
Net loss attributable to Fuel Systems Solutions, Inc.	$(6,474)	$(11,870)

Denominator:
Denominator for basic earnings per share – weighted average number of shares	18,094,043	19,194,976
Effect of dilutive securities:
Employee stock options	0	0
Unvested restricted stock	0	0

Dilutive potential common shares	18,094,043	19,194,976

Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.36)	$(0.62)

Diluted	$(0.36)	$(0.62)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted earnings per share:

	Three Months Ended March 31,
	2016	2015
Anti-dilutive instruments excluded from computation of diluted net income per share:
Options	117,020	88,264
Restricted stock and restricted stock units	305,387	1,493

15. Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the Condensed Consolidated Balance Sheets at March 31, 2016 and December 31, 2015 representing related party transactions with the Company:

	As of
	March 31, 2016	December 31, 2015
Current Receivables with related parties:
Bianco S.p.A.(a)	$263	$249
Others(b)	12	6
IMCOS Due S.r.L(c)	0	32
Current Receivables with JVs and related partners:
PDVSA Industrial S.A.(d)	1,505	1,445
Ideas & Motion S.r.L.(e)	28	29

	1,808	1,761
Less Allowance on Doubtful Accounts:
PDVSA Industrial S.A.(d)	(1,505)	(1,445)

	$303	$316

Current Payables with related parties:
TCN Vd S.r.L.(f)	631	773
TCN S.r.L.(g)	579	555
Europlast S.r.L.(h)	437	647
A.R.S. Elettromeccanica(i)	277	366
Grosso, de Rienzo, Riscossa, Di Toro e Associati(j)	76	104
Ningbo Topclean Mechanical Technology Co. Ltd.(k)	68	13
Others(b)	22	43
Erretre S.r.L.(l)	14	11
IMCOS Due S.r.L(c)	6	13
Current Payable with JVs and related partners:
Ideas & Motion S.r.L.(e)	0	0

	$2,110	$2,525

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (g) below).
(b)	Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (30% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), Delizie Bakery Srl (100% owned by IMCOS Due S.r.L., see (c) below), and Galup S.r.L. (90% owned by TCN S.r.L., see note (g) below).
(c)	IMCOS Due S.r.L. is 100 % owned by the Company’s Chief Executive Officer along with his brother Antonio Costamagna and their immediate family.
(d)	PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company. Due to uncertainty as to the collectability of the above receivable, a full allowance has been maintained.
(e)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(f)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (g) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(g)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(i)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (b) above).
(j)	Marco Di Toro, a former director of the Company who resigned effective March 4, 2016, is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.
(k)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (b) above).
(l)	Erretre S.r.l. is 70% owned by the Company’s Chief Executive Officer’s immediate family.

The following table sets forth amounts (services and goods) purchased from and sold to related parties (in thousands).

	Three Months Ended March 31,
	2016		2015
	Purchases	Sales	Purchases	Sales
Related Party Company:
TCN Vd S.r.L	$533	$0	$633	$0
Ningbo Topclean Mechanical Technology Co. Ltd.	383	0	355	0
A.R.S. Elettromeccanica	364	0	265	0
TCN S.r.L	308	0	377	0
Europlast S.r.L.	288	0	669	0
Erretre S.r.L	29	2	34	0
Others	16	12	37	17
Bianco S.p.A.	1	184	0	226
Grosso, de Rienzo, Riscossa, Di Toro e Associati	0	0	0	0
JVs and related partners:				0
PDVSA Industrial S.A.	0	0	0	342
Ideas & Motion S.r.L.	0	14	0	23

	$1,922	$212	$2,370	$608

Other Transactions with Related Parties

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2016, with the last agreement ending in 2020. The Company made payments to IMCOS Due S.r.L. of $0.6 million for the three months ended March 31, 2016 and 2015, respectively. In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L which resulted in write-offs of leasehold improvements for approximately $2.0 million. In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility. This amount is reflected in other (expense) income, net for the three months ended December 31, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices. As of March 31, 2016, approximately $45 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet. After termination of one of the leases from IMCOS Due S.r.L effective December 31, 2014, the billing of certain public utility connections was not transferred back to IMCOS Due S.r.L and payments in the amount of $32 thousand (€29 thousand) were made on behalf of IMCOS Due S.r.L. during 2015. All costs which were not billed to the new tenant by Company were reimbursed by IMCOS Due S.r.L. to the Company at the end of February 2016.

The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 30% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company made payments to Immobiliare 4 Marzo S.a.s. of $0.1 million and $0.1 million for the three months ended March 31, 2016 and 2015, respectively. The terms of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. In connection with this agreement, the Company determined it would be in a loss position at its completion, and in accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue for the third quarter of 2015. As of March 31, 2016 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $4.1 million and $4.1 million, respectively. As of December 31, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $5.9 million and $5.9 million, respectively.

16. Commitments and Contingencies

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us related to these topics, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

The Company is aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger. We believe that the claims are without merit and intend to defend the actions vigorously.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”). In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM. Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 paid on December 31, 2015. Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date. Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

On December 16, 2015, Mariano Costamagna entered in an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provided for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) April 30, 2016. On April 30, 2016, Mariano Costamagna entered in a second amendment (the “Second Amendment”) to the Retirement Agreement, as amended by the Amendment, with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the previously agreed extension of his retirement date of April 30, 2016. The Second Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport (see Note 1), and (ii) June 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company started a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of March 31, 2016 and December 31, 2015 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the three months ended March 31, 2016 and 2015:

	As of
	March 31, 2016				December 31, 2015
Accrued Employee Severance (amounts in thousands):	FSS Industrial	FSS Automotive	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total
Balance at beginning of period	$0	$654	$30	$684	$81	$48	$108	$237
Expenses	0	126	0	126	100	2,836	0	2,936
Payments	0	(419)	(8)	(427)	(181)	(2,214)	(78)	(2,473)
Effect of foreign currency translation	0	17	0	17	0	(16)	0	(16)

Balance at end of period	$0	$378	$22	$400	$0	$654	$30	$684

	Three Months Ended March 31, 2016
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total
Employee Severance	$0	$126	$126
Long-lived and other assets write-off	0	0	0

Total Restructuring Costs	$0	$126	$126

	Three Months Ended March 31, 2015
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total
Employee Severance	$100	$557	$657
Long-lived and other assets write-off	0	224	224

Total Restructuring Costs	$100	$781	$881

17. Business Segment Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation, (automotive OEM and aftermarket), and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies contained in the Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Financial Information by Business Segments. Financial information by business segment follows (in thousands):

	Three Months Ended March 31,
	2016	2015
Revenue:
FSS Industrial	$23,848	$22,751
FSS Automotive	32,294	40,541

Total	$56,142	$63,292

	Three Months Ended March 31,
	2016	2015
Operating Income (Loss):
FSS Industrial	$3,233	$2,092
FSS Automotive	(1,977)	(2,911)
Corporate Expenses	(6,384)	(3,633)

Total	$(5,128)	$(4,452)

	As of
	March 31, 2016	December 31, 2015
Total Assets:
FSS Industrial	$110,750	$106,295
FSS Automotive	152,479	152,318
Corporate(1)	145,274	148,176
Eliminations	(177,573)	(178,350)

Total	$230,930	$228,439

(1)	Represents corporate balances not allocated to either of the business segments and primarily investments in subsidiaries, which eliminate on consolidation.

18. Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

For the three months ended March 31, 2016 and 2015, no customers represented more than 10.0% of consolidated sales.

Accounts Receivable

At March 31, 2016 and December 31, 2015, no customer represented more than 10.0% of consolidated accounts receivable.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, references to “Fuel Systems” or the “Company” and to first-person pronouns, such as “we”, “our” and “us”, refer to Fuel Systems Solutions, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

This discussion and analysis should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2015.

The Company’s business is subject to seasonal influences. Therefore, operating results for any quarter are not indicative of the results that may be achieved for any subsequent quarter or for a full year.

Forward-looking Statements

This Quarterly Report on Form 10-Q, both in the Management’s Discussion and Analysis of Financial Condition and Results of Operations that follows and elsewhere, contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this Form 10-Q. These statements are not historical facts, but instead involve known and unknown risks, uncertainties and other factors that may cause our or our company’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements. Statements in this Form 10-Q that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Words such as: “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” “continue,” “seeks,” “on-going” or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position and our business outlook, or state other “forward-looking” information based on currently available information. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks and uncertainties and certain other factors which may impact our continuing business financial condition or results of operations, or which may cause actual results to differ from such forward-looking statements, include, but are not limited to, the unpredictable nature of the developing alternative fuel U.S. automotive market, customer dissatisfaction with our products or services, the inability to deliver our products on schedule, a further slowing of economic activity, our ability to maintain customer program relationships, our ability to achieve the anticipated benefits in connection with our cost-cutting initiatives and restructuring plan, potential changes in tax policies and government incentives and their effect on the economic benefits of our products to consumers, the continued weakness in financial and credit markets of certain countries, the growth of non-gaseous alternative fuel products and other new technologies, the price differential between alternative gaseous fuels and gasoline, and the repeal or implementation of government regulations relating to reducing vehicle emissions, economic uncertainties caused by political instability in certain of the markets we do business in, the impact of the Argentinean debt crisis on our business, our ability to realign costs with current market conditions, the risks associated with the anticipated merger with Westport Innovations Inc. including that we will be subject to various uncertainties and contractual restrictions while the merger is pending and failure to complete the merger could negatively affect our stock price and future business and financial results, as well as the risks and uncertainties included in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 and our other periodic reports filed with the SEC. These forward-looking statements are not guarantees of future performance. We cannot assure you that the forward-looking statements in this Form 10-Q will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these forward looking statements. The forward-looking statements made in this Form 10-Q relate to events and state our beliefs, intent and our view of future events only as of the date of the filing of this Form 10-Q. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Overview

We design, manufacture and supply alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For over 50 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

We offer an array of components, systems and fully integrated solutions for our customers, including:

•	fuel delivery – pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls – solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines – engines manufactured by Original Equipment Manufacturers (“OEMs”) that are integrated with our fuel using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates. We monitor this risk and attempt to minimize the exposure to our net results through the management of cash disbursements in local currencies.

We prepared sensitivity analyses to determine the impact of hypothetical changes in foreign currency exchange rates on our results of operations. The foreign currency rate analysis assumed a uniform movement in currencies by 10% relative to the U.S. Dollar on our results. Based upon the results of these analyses, a 10% change in currency rates would have resulted in an increase or decrease in our earnings for the year ended December 31, 2013 by approximately $0.1 million. We may seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operation using foreign currency term loans to finance our foreign subsidiaries. The term loans are denominated in local currencies and translated to U.S. dollars at period end exchange rates.

Item 8.	Consolidated Financial Statements and Supplementary Data.

See pages F-1 through F-36 of this Annual Report on Form 10-K.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2013.

Based on such evaluation, our chief executive officer and our chief financial officer have concluded that as of December 31, 2013, our disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports that we file or submit to the SEC is (1) recorded, processed, summarized and reported within the time periods specified under the rules and forms of the SEC and (2) accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Under the rules of the SEC, “internal control over financial reporting” is defined as a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America; provide reasonable assurance that receipts and expenditures of company assets are made only in accordance with management authorization; and provide reasonable assurance regarding the prevention or the timely detection of the unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (1992). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, (“PwC”) the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has attested to, and reported on, the effectiveness of our internal control over financial reporting. The reports of PwC are included in the Financial Statements in this Form 10-K.

Changes in Internal Control over Financial Reporting

For the three month period ended December 31, 2013, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.	Other Information

None.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations and Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 6, 2015

Cdn.$750,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

This prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments, remains valid, of up to Cdn.$750,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination,

(“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 relating to the Securities (the “Registration Statement”). This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See “Where you Can Find Additional Information”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 and our interim financial statements as at and for the three and six month periods ended June 30, 2015 and 2014 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain supplementary measures in this Prospectus, such as adjusted EBITDA, do not have any standardized meaning as prescribed under U.S. GAAP and, therefor, are considered non-U.S. GAAP measures. These measures should not be used as an alternative to U.S. GAAP, as they may not be consistent with calculations of other companies. See the Q2 MD&A (as defined herein) for a reconciliation of such measures into recognized measures under U.S. GAAP.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The individuals listed in the table below are each a director or executive officer of Westport who resides outside of Canada and has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Ashoka Achuthan	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

Douglas King	Bennett Jones LLP, 4500 Bankers Hall East 855 – 2nd Street S.W., Calgary, Alberta, Canada T2P 4K7

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

Our Securities may be sold pursuant to this Prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the initial public offering price, the proceeds expected to be received by us or any selling securityholder, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities, the filing of one or more Prospectus Supplement(s), and the expansion of our product offering.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the Annual MD&A (as defined below) under the heading “Forward Looking Statements”, both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference in this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	our business objectives and milestone expectations;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refuelling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to factors beyond our control, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, and delays in the development of international markets for our products;

•	risks relating to our Common Shares and Debt Securities; and

•	those risks discussed in this Prospectus and the AIF under the heading “Risk Factors” and in the Annual MD&A under the heading “Forward Looking Statements”.

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Vice President, Investor Relations and

Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:

•	our annual information form dated March 9, 2015 for the year ended December 31, 2014 (the “AIF”);

•	our management proxy circular dated March 11, 2015 relating to the annual and special meeting of shareholders held on April 30, 2015 (the “Management Proxy Circular”);

•	our amended audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, together with the notes thereto, and the auditors’ reports thereon addressed to our shareholders and filed on SEDAR on July 23, 2015;

•	our amended management’s discussion and analysis of financial condition and results of operations dated July 23, 2015, for the fiscal year ended December 31, 2014 and filed on SEDAR on July 23, 2015 (the “Annual MD&A”);

•	our interim consolidated financial statements as at and for the three and six months ended June 30, 2015 and 2014; and

•	our interim management’s discussion and analysis of financial condition and results of operations dated July 29, 2015 for the three and six months ended June 30, 2015 (the “Q2 MD&A”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT INNOVATIONS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

We have two material subsidiaries: Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia), and Westport Fuel Systems Inc., a Delaware corporation, which is 100% wholly-owned through Westport Innovations (U.S.) Holdings Inc. (“Westport U.S.”), a Delaware corporation, which is wholly-owned by WPI.

Also, through Westport U.S., we own 100% of the voting securities of Westport Dallas Inc. (“Westport Dallas”, formerly known as BAF Technologies, Inc.), a Kentucky corporation. Westport Dallas owns 100% of the voting securities of ServoTech Engineering Inc., a Michigan corporation.

In addition, we own 100% of the voting securities of Westport Innovations (Hong Kong) Limited (“Westport HK”), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of Weichai Westport Inc., a Chinese corporation.

We, through WPI, own 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation.

We, through WPI, own 100% of the voting securities of Westport Luxembourg S.a.r.l. (“Westport Lux”). Westport Lux owns 100% of the voting securities of Juniper Engines Italy S.r.l. (“Juniper”), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A., an Italian corporation, and 100% of the voting securities of OMVL S.p.A., an Italian corporation.

Westport Lux also owns 100% of the voting securities of Prins Autogassystemen B.V., a Netherlands company.

OUR BUSINESS

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty (10 to 16 litre) and high-horsepower (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily gaseous fuels such as natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers globally. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology throughout the world where demand for clean, low emission engines exists.

Since our founding in 1995, we have invested over $782 million towards the research, development and commercialization of our proprietary technologies and related products. Our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a favorable fuel price from a more plentiful natural resource.

Westport intends to continue to advance its technology, product development, and commercialization programs in various application segments and geographic regions. Particular emphasis in the shorter term will be on our heavy duty commercial vehicle programs. Our business objectives and milestone expectations over the next twelve months are:

•	WestportTM High Pressure Direct Injection (“HPDI”) development programs are expected to shift from the design and development phase into the testing and validation phase with OEMs by early 2016 based on the current pace of progression in component readiness. Additionally, Westport will continue to advance and develop key proprietary components for Westport’s state of the art version, HPDI 2.0, for multiple OEMs during the next twelve months.

•	Westport plans to launch Low Pressure Pumps for LNG fuel systems in commercial vehicle applications by the end of 2015.

•	Westport intends to achieve its target of consolidated positive adjusted EBITDA by mid-2016.

•	Westport plans to engage in the sale of certain non-core assets during the remainder of 2015.

•	Westport intends to offer a dedicated or bi-fuel CNG Westport WiNG™ Power System vehicle on the model 2016 Ford F-150 truck later in 2015.

Westport expects its current cash balance, in combination with plans for non-core asset divestments, strategic initiatives, expected sales of new and existing products from core programs and continued cash conservation efforts to be sufficient to enable the Corporation to finance the aforementioned business objectives and transition it to positive consolidated adjusted EBITDA by mid-2016.

RECENT DEVELOPMENTS

On July 9, 2015, Westport announced that it had completed an engineering program with Daimler AG (“Daimler”) to develop and assess a Westport HPDI system for a Daimler heavy duty engine. The completion of this program resulted in the entitlement of a 2.4 million Euro payment to Westport from Daimler.

On May 29, 2015, Westport announced that Volvo Car Group’s new Drive-E powertrain bi-fuel engine will be showcased at the World Gas Conference in Paris, France. Volvo Cars is the first OEM to feature the new Westport system, which will be used in Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family, which is expected to be available on Volvo V60 and V70 2016 models.

On May 6, 2015, CWI announced that it will begin field tests this year in California in transit buses with a spark-ignited natural gas engine capable of producing Near Zero NOx emissions prior to the 2023 California Near Zero NOx schedule for Low NOx vehicles.

On May 5, 2015, Westport announced CWI’s intention to unveil the ISB6.7 G, a 6.7 liter medium-duty, factory built dedicated natural gas engine for school bus, shuttle bus, medium-duty truck and vocational applications at the opening reception at ACT Expo in Dallas, Texas. The new ISB6.7 G is currently in field trials with full production expected to commence in mid-2016.

On May 5, 2015, Westport announced its plans to offer 2016 Ford F-150 trucks for use with the compressed natural gas (CNG) Westport WiNGTM Power System, and certify to EPA and CARB standards. Westport is offering the 2016 Ford F-150 as a dedicated or bi-fuel CNG Westport WiNGTM Power System vehicle, which is expected to be available in the summer of 2015.

On March 11, 2015, Westport announced the introductions of its new combustion technology in Volvo Car Company’s new Drive-E powertrain bi-fuel engine. It is expected to be used on Volvo’s new two-litre, direct injection, four-cylinder Drive-E powertrain family, which is expected to be available on the Volvo V60 and V70 2016 models.

RISK FACTORS

A prospective purchaser of Securities should carefully consider the list of risk factors incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described in the documents incorporated by reference in this Prospectus may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We have negative operating cash flow.

We have reported net losses and negative cash flow from operations for the year ended December 31, 2014 and the three and six month periods ended June 30, 2015. To the extent that we have negative operating cash flow in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flow. We anticipate that some portion of the proceeds from any distribution of Securities under this prospectus will be used to fund negative cash flow from operating activities in future periods. See “Use of Proceeds”.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle (“NGV”) market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide better compromise. In these cases our market penetration may be lower than expected.

The absence of consistent commitments by governments to promote NGVs could negatively affect our business.

In past years, our business has benefited from the availability of government tax incentives, such as tax credits and grants or rebates to encourage the use of natural gas in trucks, buses and other vehicles and to encourage the development of fueling infrastructure. A lack or removal of government incentives can have a direct and significant negative impact on the sale and adoption of NGVs. The International Council on Clean Transportation has stated that in some cases the acceptance of alternative (i.e., neither gasoline nor diesel) propulsion technologies follow a pattern – a sudden surge in sales followed by a sudden collapse – that indicates they are strongly influenced by government policies (ICCT European Vehicle Market Statistics Pocketbook 2012).

Because the incremental cost of NGVs is higher than diesel vehicles, incentives are needed to help make the business case for some customers. Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed legislation that favors NGVs will be passed and enacted into law. Continued uncertainty over the amount and availability of government incentives could cause customers to delay making purchasing decisions as they wait for programs to become available, or could cause customers to decide not to purchase an NGV or propane fueled vehicle product. While some of our customers have been able to qualify for programs offered by various levels of government in different jurisdictions, there is no certainty that this assistance will continue into the future.

In addition to incentives that support the purchase of an NGV or the fueling infrastructure for an NGV, Westport has entered into agreements with government agencies to help fund R&D programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government-owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the SEC and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, as applicable, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries that are viewed as high risk for FCPA and CFPOA compliance. Our Code of Conduct mandates compliance with anti-bribery laws. We have instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-corruption policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport’s business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur additional compliance costs associated with the implementation of our FCPA and CFPOA compliance policies and training programs, which could have a material impact on our business.

In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the applicable anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts that may have violated the FCPA or CFPOA.

Violations of the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners. These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers and suppliers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport heavy-duty systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under a Second Amended and Restated Joint Venture Agreement between Cummins, Westport and CWI (the “Amended JVA”), while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the CWI Products (as defined in the AIF), beginning in February 2017, Cummins will be permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits

Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of CWI Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, require each of Westport’s and Cummins’ approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service, of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our Westport heavy-duty systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

Although we report our financial results in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S. dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar, could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2014, on average, the U.S. dollar appreciated 9.4% against the Canadian dollar and appreciated 13.6% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Economic sanctions may impact the business of certain of our foreign subsidiaries and joint ventures.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.

We may be subject to risks relating to our information technology systems.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. A breach in security could expose us and our customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, operational disruptions and downtime, which in turn could adversely affect our reputation, competitive position, business or results of operations.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, the price of our Common Shares has historically been strongly correlated with the differential between the prices of natural gas, diesel fuel and crude oil. The prices of such commodities have been subject to significant volatility. As of August 5, 2015, the 52-week trading price of our Common Shares on NASDAQ and the TSX ranged from a low of U.S.$3.24 to a high of U.S.$15.85, and a low of $3.82 to a high of $17.35, respectively.

Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management’s time and attention.

From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of the market price of our Common Shares. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment corporation (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. As of June 30, 2015, we had 64,172,920 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under an indenture (as amended, restated, supplemented or replaced from time to time, the “Indenture”), among us and Computershare Trust Company, National Association, as U.S. trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee” and, together with the U.S. Trustee, the “Trustees”).

We have summarized select portions of the Indenture below. The summary is not complete, and is qualified in its entirety by reference to the Indenture. The Indenture has been filed as an exhibit to the registration statement and will be available electronically at www.sedar.com and www.sec.gov. You should read the Indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the Indenture.

General

Unless otherwise specified in any Prospectus Supplement, at the time of issuance, the Debt Securities will be our senior, direct, unsecured obligations and, as such, will rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness and senior in right of payment to all of our subordinated indebtedness. The Debt Securities will be effectively subordinated (i) to all existing and future indebtedness or other liabilities of our subsidiaries and (ii) to all of our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness. For the avoidance of doubt, we are permitted to issue subordinated Debt Securities under the Indenture.

The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued under it and provides that Debt Securities may be issued under it from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series.

Unless otherwise specified in any Prospectus Supplement, the Indenture does not afford the holders of the Debt Securities the right to require us to repurchase or redeem the Debt Securities in the event of a highly-leveraged transaction.

We are not obligated to issue all Debt Securities of one series at the same time and, unless otherwise provided in any Prospectus Supplement, we may reopen a series, without the consent of the holders of the outstanding Debt Securities of that series, for the issuance of additional Debt Securities of that series. Additional Debt Securities of a particular series will have the same terms and conditions as outstanding Debt Securities of such series, except for the issue date and, in some cases, the public offering price and the first interest payment date, and will be consolidated with, and form a single series with, such outstanding Debt Securities; provided, however, that if such additional Debt Securities are not fungible with the outstanding Debt Securities of such series for U.S. federal income tax purposes, the additional Debt Securities will have a separate CUSIP number.

The Prospectus Supplement and any applicable supplemental indenture will set forth, among other things:

•	the title of the Debt Securities;

•	the price or prices (expressed as a percentage of the principal amount) at which the Debt Securities will be issued;

•	whether the Debt Securities will be senior Debt Securities or subordinated Debt Securities, and if they are subordinated Debt Securities, the terms of the subordination;

•	any limit on the aggregate principal amount of the Debt Securities which may be issued;

•	the date or dates on which the Debt Securities will mature, on which we will pay the principal of the Debt Securities and the right, if any, to extend such date or dates;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the Debt Securities will bear interest, if any, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date, whether and under what circumstances Additional Amounts on such Debt Securities shall be payable, the notice, if any, to Holders regarding the determination of interest on a floating rate Debt Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	the right, if any, to extend the interest periods and the duration of that extension;

•	the place or places where principal of, and premium and interest, if any, on, the Debt Securities will be payable;

•	the terms and conditions upon which we may redeem or repurchase the Debt Securities;

•	any obligation we have to redeem or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder of Debt Securities;

•	the dates on which and the price or prices at which we will repurchase Debt Securities at the option of the holders of Debt Securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the Debt Securities will be issued, if other than minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	whether the Debt Securities will be issued in the form of certificated Debt Securities or global Debt Securities;

•	if other than the principal amount, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity date;

•	the designation of the currency, currencies or currency units in which payment of principal of, and premium and interest, if any, on, the Debt Securities will be made if other than U.S. dollars;

•	any provisions relating to any security provided for the Debt Securities;

•	any addition to or change in the events of default described in this prospectus or in the Indenture with respect to the Debt Securities and any change in the acceleration provisions described in this prospectus or in the Indenture;

•	any addition to or change in the covenants described in this prospectus or in the Indenture with respect to the Debt Securities;

•	whether the Debt Securities may be exchangeable for and/or convertible into our Common Shares or any other security, including any contingent conversion provisions and any provisions intended to prevent dilution of those conversion rights;

•	the applicability of the legal defeasance and the covenant defeasance provisions of the Indenture;

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities;

•	any other terms of the Debt Securities (which may modify or delete any provision of the Indenture as it applies to that series).

The foregoing is not intended to be an exclusive list of the terms that may be applicable to any offered Debt Securities.

We may issue Debt Securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the Indenture. We will provide you with information on the Canadian and U.S. federal income tax considerations and other special considerations applicable to any of these Debt Securities in any Prospectus Supplement, as applicable.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than U.S. dollars, or if the principal of and any premium and interest on any series of Debt Securities is payable in a currency or currencies other than U.S. dollars, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such foreign currency or currencies in the applicable Prospectus Supplement.

Exchange and Transfer

Debt Securities may be transferred or exchanged at the office of the registrar or co-registrar designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of Debt Securities of any series, we will not be required to register the transfer of or, exchange any, debt security of that series selected or called for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the U.S. Trustee as the registrar. Any transfer agent, in addition to the registrar initially designated by us, will be named in the Prospectus Supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the Debt Securities of each series.

Global Securities

The Debt Securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a Prospectus Supplement;

•	be deposited with the U.S. Trustee as custodian for the depositary or its nominee; and

•	bear any required legends.

No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary, and in either case we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days of such event;

•	we execute and deliver to the U.S. Trustee an officer’s certificate to the effect that such global securities shall be so exchangeable; or

•	an event of default with respect to the Debt Securities represented by such global securities shall have occurred and be continuing and the depositary notifies the U.S. Trustee of its decision to exchange the global securities for definitive securities.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the Debt Securities registered in their names;

•	will not be entitled to physical delivery of certificated Debt Securities; and

•	will not be considered to be holders of those Debt Securities under the Indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the global security to the accounts of its participants. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary (and, if such person is not a participant, on procedures of the participant through which such person owns its interest) to exercise any rights of a holder under the Indenture.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the Trustees will have any responsibility or liability for the depositary’s acts or omissions or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this subsection will apply to the Debt Securities unless otherwise indicated in the Prospectus Supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on Debt Securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder provided that global notes will be paid via the depositary in accordance with its polices and procedures.

We may also name any other paying agents in the Prospectus Supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the Debt Securities of a particular series.

Subject to any applicable abandoned property law, all moneys paid by us to a paying agent for payment on any debt security that remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the applicable Prospectus Supplement, we may not amalgamate, reorganize, merge or consolidate with or into any other person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets in one or more related transactions, to any person, unless:

•	either: (i) the transaction is an amalgamation, reorganization, merger or consolidation and we are the surviving corporation; or (ii) the successor or surviving person is a corporation, limited liability company, partnership, trust or other entity organized or existing under the laws of the United States, any state of the United States, the District of Columbia or the laws of Canada or any province or territory thereunder and expressly assumes our obligations on the Debt Securities and under the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustees;

•	immediately after giving effect to the transaction and treating our obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default shall have occurred and be continuing under the Indenture; and

•	certain other conditions are met.

Events of Default

Event of default means, with respect to any series of Debt Securities, any of the following:

•	default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of that default for a period of 90 days;

•	default in the payment of principal of, or premium on, any debt security of that series when due and payable;

•	default in the performance or breach of any other material covenant or warranty by us in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the U.S. Trustee or we and the U.S. Trustee receive written notice from the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of that series as provided in the Indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to Debt Securities of that series that is described in the applicable Prospectus Supplement and supplemental indenture.

No event of default with respect to a particular series of Debt Securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of Debt Securities. The occurrence of an event of default under the Indenture may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the Indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then the U.S. Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal amount (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities will become and be immediately due and payable without any declaration or other act on the part of the U.S. Trustee or any holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived and all sums paid or advanced by the U.S. Trustee and the reasonable compensation expenses and disbursements of each of the Trustees and its agents and counsel have been paid as provided in the Indenture.

The Indenture provides that neither the U.S. Trustee nor the Canadian Trustee will be under any obligation to exercise any of its rights or powers under the Indenture at the request of any holder of outstanding Debt Securities, unless the U.S. Trustee or Canadian Trustee, as applicable, receives security or indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the U.S. Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the U.S. Trustee or exercising any trust or power conferred on the U.S. Trustee with respect to the Debt Securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless:

•	that holder has previously given to the U.S. Trustee written notice of a continuing event of default with respect to Debt Securities of that series; and

•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and offered security or indemnity satisfactory to the U.S. Trustee, to institute the proceeding as U.S. Trustee, and the U.S. Trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, that Debt Security on or after the due dates expressed in that Debt Security and to institute suit for the enforcement of such payment.

The Indenture requires us, within 120 days after the end of our fiscal year, to furnish to the U.S. Trustee, with a copy to the Canadian Trustee, a statement as to compliance with the Indenture. The Indenture provides that the U.S. Trustee may withhold notice to the holders of Debt Securities of any series of any default or event of default (except in payment on any Debt Securities of that series) with respect to Debt Securities of that series if the U.S. Trustee in good faith determines that withholding notice is in the interest of the holders of those Debt Securities.

Modification and Waiver

We may amend or modify the Indenture without the consent of any holder of Debt Securities of the series affected by the modifications or amendments in order to:

•	cure any ambiguity, defect or inconsistency, provided that the interests of the holders are not materially adversely affected;

•	conform the text of the Indenture or the Debt Securities to any corresponding provision of this “Description of Debt Securities” or any “Description of Notes” or similar provisions (including in any Prospectus Supplement) as evidenced by an officer’s certificate;

•	provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities;

•	provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption provided that the provision under “Merger, Consolidation, or Sale of Assets” of the Indenture is complied with;

•	add covenants or make any change that would provide any additional rights or benefits to the holders of the Debt Securities;

•	to comply with the requirements of the SEC to obtain or maintain the qualification of the Indenture under the U.S. Trust Indenture Act of 1939, as amended;

•	make any change that does not adversely affect the interests of any holder of Debt Securities in any material respect, as evidenced by an officer’s certificate;

•	provide for the issuance of additional Debt Securities;

•	add guarantors or co-obligors with respect to the Debt Securities;

•	secure the Debt Securities; or

•	add or appoint a successor or separate trustee.

Other amendments and modifications of the Indenture or the Debt Securities issued may be made with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of the affected series, and our compliance with any provision of the Indenture with respect to the Debt Securities may be waived by written notice to the U.S. Trustee, with a copy to the Canadian Trustee, by the holders of a majority of the aggregate principal amount of the outstanding Debt Securities of the affected series. However, no modification or amendment may, without the consent of the holder of each outstanding debt security of the affected series:

•	reduce the principal amount, any premium or change the fixed maturity of any Debt Securities or alter or waive any of the provisions with respect to the redemption or repurchase of the Debt Securities;

•	reduce the rate (or alter the method of computation) of or extend the time for payment of interest, including default interest, on any of the Debt Securities;

•	waive a default or event of default in the payment of principal of or premium, if any, or interest on the Debt Securities, except a rescission of acceleration of the Debt Securities by the holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities and a waiver of the payment default that resulted from such acceleration;

•	make the principal of or premium, if any or interest on any of the Debt Securities payable in currency other than that stated in the Debt Securities;

•	change any place of payment where the Debt Securities or interest thereon is payable;

•	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of the Debt Securities to receive payments of principal of or premium, interest, if any, on the Notes and to institute suit for the enforcement of any such payments;

•	make any change in the foregoing amendment and waiver provisions except to increase the percentage vote of holders of the Debt Securities required;

•	make any change that adversely affects the right of any holder of the Debt Securities to convert or exchange any Debt Securities into our Common Shares or any other security; or

•	reduce the percentage in principal amount of any Debt Securities, the consent of the holders of which is required for any of the foregoing modifications or otherwise necessary to modify or amend the Indenture or to waive any past defaults.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding Debt Securities of an affected series may, on behalf of the holders of all Debt Securities of such series, waive our compliance with provisions of the Indenture. The holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may, on behalf of the holders of all the Debt Securities of such series, waive any past default under the Indenture with respect to such Debt Securities and its consequences, except a default in the payment of the principal of, or premium or any interest on, any Debt Security or in respect of a covenant or provision that cannot be modified or amended without the consent of all of the holders of the outstanding Debt Securities of the affected series; provided, however, that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind and annul an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The Indenture provides that, in certain circumstances, we may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the U.S. Trustee, in trust, of money and/or U.S. government obligations, or in the case of Debt Securities payable in a foreign currency, funds in such currency or government obligations of such foreign governments, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest in accordance with the terms of the Indenture and the Debt Securities of that series.

This discharge may occur only if, among other things, we have delivered to the U.S. Trustee an opinion of counsel stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the Debt Securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The Indenture provides that, upon compliance with certain conditions, we may omit to comply with certain covenants set forth in the Indenture, and any omission to comply with those covenants will not constitute a default or an event of default with respect to the Debt Securities of the applicable series, or covenant defeasance.

The conditions include:

•	depositing with the U.S. Trustee money and/or U.S. government obligations or in the case of Debt Securities payable in a foreign currency, funds in such currency or government obligations of such foreign governments, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants, a nationally recognized investment bank or a nationally recognized appraisal or valuation firm to pay and discharge each installment of principal of, premium and interest in accordance with the terms of the Indenture and the Debt Securities of the applicable series; and

•	delivering to the U.S. Trustee an opinion of counsel to the effect that the beneficial owners of the Debt Securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Discharge. The Indenture provides that, in certain circumstances, we may discharge certain obligations to holders of Debt Securities that have not already been delivered to the U.S. Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the U.S. Trustee, in trust, money and/or U.S. government obligations, or in the case of Debt Securities payable in a foreign currency funds in such foreign currency and/or government obligations of such foreign government, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient (without reinvestment) to pay the entire indebtedness on such Debt Securities with respect to principal and any premium, interest and additional amounts to the date of such deposit (if such Debt Securities have become due and payable) or with respect to principal, any premium and interest to the maturity or redemption date thereof, as the case may be.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus.

We have issued the following Common Shares during the twelve month period prior to the date of this Prospectus:

Date	Price per Common Share(1)(2) ($)	Number of Common Shares(3)
2014
June	11.11 - 30.62	105,839
July	3.29 - 35.45	10,407
August	9.10 - 21.05	9,000
September	4.27 - 14.90	30,378
October	6.65	181,511
November	6.65 - 33.83	92,887
December	10.71 - 21.54	29,846

2015
January	5.25 - 35.45	111,215
February	4.51	325,073	(4)
March	6.65 - 35.45	187,647
April	6.65 - 31.02	14,215
May	14.90 - 31.02	9,834
June	6.65 - 31.02	44,215
July	17.64 - 31.02	9,649
August 1 – 5	—	—

Notes:
(1)	Represents a price range indicating the lowest and highest prices at which Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units or restricted share units have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options or units granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)

All Common Shares issued were based upon earn-out consideration as per the acquisition agreement to acquire Alternative Fuel Vehicle Sweden AB. The price per Common Share was the share price on date of issuance ($4.51 per share). Pursuant to the acquisition agreement the earn-out payments were payable in Common Shares and were tied to revenue and production milestones to be achieved no later than December 31, 2014.

We have, during the last twelve months, granted the following performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, pursuant to the Westport Omnibus Plan.

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
October 31, 2014	594,100	(1)	6.65
October 31, 2014	3,434,924	(2)	6.65
May 8, 2015	1,894	(2)	5.28	(3)
May 28, 2015	2,660,000	(1)(4)	5.46	(3)
May 28, 2015	2,681,738	(2)	5.46	(3)

Notes:
(1)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(3)	Represents the per share market value in U.S.$ of the shares underlying the securities on the NASDAQ at the time of unit issuance.
(4)	Vesting of these 2,660,000 PSUs is conditional upon shareholders of Westport approving an increase in the number of awards available for issuance pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	TSX				NASDAQ
	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
Period
2014
June	19.34	15.58	19.24	2,136,876	18.14	14.26	18.02	15,537,423
July	20.32	17.73	18.73	1,865,951	18.98	16.60	17.24	16,939,182
August	18.59	15.53	15.65	986,272	17.15	14.26	14.41	10,732,692
September	15.68	11.62	11.76	1,563,620	14.41	10.37	10.51	14,855,248
October	9.22	5.97	6.93	2,992,221	8.25	5.29	6.17	41,600,389
November	7.32	5.20	5.24	1,525,381	6.48	4.64	4.72	18,629,023
December	5.15	3.95	4.39	5,499,330	4.59	3.40	3.74	25,653,664

2015
January	4.59	3.82	4.22	1,176,855	3.91	3.24	3.35	10,759,427
February	8.41	4.26	6.90	3,699,798	6.74	3.37	5.51	32,046,066
March	7.42	4.80	4.98	2,270,808	5.97	3.82	3.94	12,664,549
April	5.96	4.92	5.46	748,717	4.93	3.90	4.53	7,642,450
May	7.46	5.35	6.58	1,148,123	6.18	4.47	5.29	16,509,897
June	7.36	5.70	5.89	616,750	5.95	4.58	4.74	8,817,811
July	6.61	4.97	5.24	1,972,403	5.10	3.80	4.01	8,594,106
August (1 – 5)	5.14	4.90	4.90	44,702	4.00	3.71	3.73	1,074,600

CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 10,271 Common Shares pursuant to the exercise of stock options and units granted under Westport’s securities based compensation plans, there have been no material changes in our share and loan capitalization which have occurred subsequent to June 30, 2015.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. We have negative operating cash flow and it is expected that a portion of the net proceeds we receive from the sale of Securities will be used for working capital to fund negative operating cash flow. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

Previous Use of Proceeds

On September 26, 2013, we filed a prospectus supplement (the “2013 Supplement”) to our base shelf prospectus dated June 20, 2013 for an offering of 6,000,000 Common Shares (the “2013 Offering”). The net proceeds of the 2013 Offering were U.S.$148,150,650 and were expected to be used, as set out in the 2013 Supplement, approximately as set out in the below table:

Objective	Expected Use of Proceeds	Actual Use of Proceeds
Development of a direct injection natural gas system for multiple automotive OEMs which aligns with the introduction of direct injection gasoline engines.	U.S.$20 million to U.S.$40 million	U.S.$2.1 million

Off-road and marine engine development program.	U.S.$20 million to U.S.$40 million	U.S.$9.7 million

Development of natural gas products with truck and engine OEMs. Technology development for engines would include both Westport HPDI and spark ignited engine technologies to vertically integrate natural gas engine products into their product line.	U.S.$30 million to U.S.$70 million	U.S.$106.9 million

Establish dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production or proprietary natural gas engine fuel injection equipment and vehicle fuel storage components.	U.S.$40 million to U.S.$50 million	$U.S.4.8 million

General corporate purposes, including but not limited to, advanced technology license and joint commercialization programs to support next generation natural gas vehicles, working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, and supply chain development.	Any remaining net proceeds.	$U.S.24.7 million

Our actual use of proceeds for development of a direct injection natural gas system for multiple automotive OEMs were lower than expected. This was a result of reducing development costs in certain programs due to limited customer and OEM commitments. The reduced spending has not had a significant impact on our objectives.

Our actual use of proceeds for off-road and marine engine development program were lower than expected. This is mainly due to the downturn of the mining industry resulting in a customer putting their natural gas mine haul truck program on hold with Westport. Upon stoppage, Westport maintained minimal spend to support certain designated activities . The reduced spending has not had a significant impact on our objectives.

Our actual use of proceeds for development of natural gas products with truck and engine OEMs was higher than expected. Technology development for engines, which includes both Westport HPDI and spark ignited engine technologies to vertically integrate natural gas engine products into product lines, was higher than expected. This is due to a longer than expected development program. The impact of this is that more resources have been consumed in the development and the timeline to commercial production has been extended.

Our actual use of proceeds to establish dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components was lower than expected. This is due to the longer than expected development program. The impact of this is that the timeline to commercial production has been extended.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Willkie Farr & Gallagher LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Wilkie Farr & Gallagher LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities.

AUDITORS

Our financial statements as at and for the year ended December 31, 2014, which are incorporated by reference into this Prospectus, have been audited by Deloitte LLP, independent auditors as indicated in their report dated March 9, 2015. Deloitte LLP has also audited the effectiveness of the Corporation’s internal control over financial reporting, as indicated in their report dated March 9, 2015, and July 23, 2015 and have expressed an adverse opinion because of a material weakness which is described in the Management’s Annual Report on Internal Control over Financial Reporting (revised), which is incorporated by reference into the Registration Statement of which this prospectus forms a part in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Deloitte LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Our financial statements as at December 31, 2013 and for the years ended December 31, 2013 and 2012, which are incorporated by reference into this Prospectus, were audited by KPMG LLP, independent registered public accounting firm, as indicated in their report dated February 25, 2014 which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP has advised the Corporation that for those years they were independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors Deloitte LLP;

•	the consent of our former auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	the consent of our United States counsel Willkie Farr & Gallagher LLP;

•	powers of attorney from our directors and officers;

•	Form of Debt Indenture;

•	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1;

•	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1;

•	The Interim Consolidated Financial Statements as at and for the three months period ended March 31, 2015 and 2014; and

•	Interim Management’s Discussion and Analysis of financial condition and results of operations dated May 7, 2015 for the three months ended March 31, 2015.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant or Subscription Receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: August 6, 2015

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(SIGNED) DAVID R. DEMERS Chief Executive Officer	(SIGNED) ASHOKA ACHUTHAN Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(SIGNED) M.A. (JILL) BODKIN Director	(SIGNED) DOUGLAS R. KING Director

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